SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549




                                  FORM 6-K




                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934



                       Date of Report: April 10, 2002




                                  BIORA AB


                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33








                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  /X/  Form 20-F                  /_/  Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  /_/  Yes                        /X/    No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                    This Form 6-K consists of Biora AB's Annual Report for 2001 (see Annex A).



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            BIORA AB


Dated: April 10, 2002                       By: /s/ Kerstin Palsson
                                               -----------------------------
                                               Kerstin Palsson
                                               Chief Financial Officer





                                                     ANNEX A




ANNUAL REPORT 2001


BIORA AB


Biora - Summary of 2001                                                     3
Biora In Brief                                                              4
President's Statement - Focus On Core Business Has Strengthened Biora       6
EmdogainGel and Periodontal Disease                                         8
EmdogainGel - Other dental applications                                    10
The Market for EmdogainGel                                                 12
Biora's Sales Development                                                  14
Research and Development                                                   16
IT, Environment, Quality and Staff                                         18
Directors' Report                                                          20
Statements Of Operations                                                   23
Balance Sheets                                                             24
Statements of Cash Flow                                                    26
Notes to Financial Statements                                              27
Auditors' Report                                                           35
Board of Directors and Auditors                                            36
Management Group                                                           38
The Share and Shareholders                                                 40
Five Year Summary and Key Ratios                                           42
Addresses                                                                  43


Annual General Meeting

The Annual General Meeting of Biora AB shareholders (publ) will take place on Monday, April 29, 2002 at 4:00 pm. at Europaporten, Stadiongatan 25 in Malmo, Sweden.


Registration

Shareholders who wish to attend the Annual General Meeting must:

o be registered in the share register of the Securities Register Centre, VPC AB, no later than Friday, April 19, 2002. Shareholders who have registered their holdings through an investment manager must request temporary share registration with VPC well before April 19, 2002.
o register their participation no later than 4:00 p.m. on Thursday, April 23, 2002.


Shareholders may register:

o    via the Internet using Biora's website at "www.biora.com"
o by letter to Biora AB, Attention Jessica Nystrom, Medeon Science Park, 205 12 Malmo, Sweden
o    by fax to +46-40-32 13 55 (attention Jessica Nystrom)
o    by telephone +46-40-32 13 69.


When registering, Shareholders must state

o    their name
o    their social insurance, social security, or registration number
o    their address and telephone number
o the name of any potential accompanying persons (two guests per Shareholder are permitted).
If the Shareholder intends to participate by proxy, notification must be submitted prior to the meeting.


Matters to be Considered

The agenda and list of items to be discussed at the Annual General Meeting will be published in the major Swedish daily newspapers. The agenda may also be requested from Biora AB when registering for the meeting.


Financial Information From Biora in 2002

Annual General Meeting of Shareholders (in Malmo, Sweden):    April 29,2002
Interim report for the first three months 2002:               April 29, 2002
Form 20 F, U.S. GAAP 2001:                                    June 2002
Interim report for the first six months 2002:                 August 23, 2002
Interim report for the first nine months 2002:                November 7, 2002
Capital Market Day for financial analysts,
  investors and media (to be held in Stockholm):              May 15, 2002

Biora - Summary of 2001

o Emdogain Gel was approved in the United States in January and in Japan in December 2001.
o At the end of 2001, Biora launched a new product, EmdogainGel TS, for the treatment of wide periodontal defects in Germany, the Nordic countries, and Italy.
o In August, Biora strengthened its financial position through a private placement of ordinary shares of SEK 26.5 million.
o In December, Biora licensed the BioEx wound-healing project to Molnlycke Health Care. The project's objective is to develop a new product for the treatment of chronic wounds and burns.
o A licensing agreement was signed in March 2001 with Medpharma, a UK company, concerning the rights to Biora's xerostomia project, which is aimed at developing a product for use in the treatment of dry mouth. Medpharma will market and sell this product to target groups other than dentists.
o Biora, together with four university institutions, received a research grant of EUR 2.5 million from the European Commission to support the development of matrix protein-based products for indications focusing on hard tissue growth.
o    Christer Testen was elected as an ordinary member of
o Biora's Board of Directors. Bertil Koch and Toni Weitzberg resigned as Directors.

Significant events in 2002

o Donna Janson was appointed President and CEO of Biora as of January 1, 2002, replacing Rickard Soderberg.
o Christopher Pallotto was appointed President of Biora Inc, Biora's US Subsidiary as of January 1, 2002, replacing Donna Janson.
o Nils Bohlin, Jan Kvarnstrom and Lars Spongberg were elected as ordinary members of Biora's Board of Directors. Thomas Hammargren resigned from the Board at the end of 2001.
o Biora de-listed its American Depository Shares (ADRs) from the NASDAQ stock exchange. Biora's ADRs now trade in the OTC market.


Net sales for 2001 increased by 24 percent to SEK 110.7 (89.2) million. The increase occurred primarily in the German market (42 percent) and US market (39 percent). Average annual sales growth 1997-2001 was 61 percent.
  [graph omitted]

Operating costs (R&D, S&M and administrative expenses) during 2001 were reduced by 14 percent to SEK 126.7 (146.6) million.
  [graph omitted]

Net loss after tax in 2001 was SEK 25.1 (-76.1) million. This is a 67 percent reduction compared to 2000.
  [graph omitted]

Net change in cash and cash equivalents during 2001 was negative
SEK 2.3 million. During 2001 the group's cash balance was improved by net SEK 25.0 million due to a new share issue and by net SEK 7.6 million through licensing of an R&D project.
  [graph omitted]


"Biora's concept: Biology-based products for use in the oral cavity"


BIORA in Brief

Biora develops, manufactures, and markets biology-based products to enable dentists to restore and improve the oral health and esthetics of their patients. Biora will generate value for its customers by providing quality products and services, and through long-term sales growth and profitability create shareholder value.


Objective

Biora's objective is to be the market leader within the field of biology-based dental products that provide improved solutions to dentists in the treatment and care of their patients.


Primary Target Groups

Biora's primary target groups are specialists in the field of periodontology and dentists who treat patients with periodontal disease.


Organization

Biora has a total of 83 employees of whom 39 are employed in Sweden, the majority at corporate headquarters in Malmo. Approximately 60 percent of the employees are in the Sales and Marketing department and 15 percent work in Research and Development. The company's two largest subsidiaries are in the United States and Germany, where in total approximately 50 percent of the company's workforce is employed. In addition, Biora has subsidiaries in Italy, the Benelux countries, the United Kingdom and Switzerland, and a marketing organization in the Nordic countries. Furthermore, Biora works with distributors in approximately twenty countries. Japan is the largest such distributor-based market.


STRATEGIES

Products

Biora will continue to develop and license or acquire biology-based products for use in the oral cavity and will also pursue potential opportunities that complement its current product portfolio.

Enamel Matrix Proteins is the technology platform on which Biora has been built. Emdogain, the first-generation product developed from this technology, is used in the treatment of periodontal defects to regenerate tooth-supporting structures lost due to periodontal disease.

EmdogainGel is the second-generation product that offers the same regenerative capability as Emdogain but with an improved delivery system. The benefits of this new product are ease of use, reduced preparation and clinic time, and increased flexibility for the clinician. EmdogainGel TS is a new product that has been introduced for the treatment of wide bony defects caused by periodontal disease. This product combines EmdogainGel with a synthetic bone graft material. This combined material has the same regenerative capability as EmdogainGel, and also provides support to the surrounding soft tissues when required.


Market

In the key markets, the United States and Germany, Biora will continue to operate through its own marketing organizations. These marketing companies will also be responsible for marketing and sales of any new developments in Biora's product portfolio. In Japan, EmdogainGel is marketed and sold by Biora's Japanese partner Seikagaku Corporation. Biora's strategy is to establish a strong market position in these key markets and expand into other markets with high sales potential by collaborating with distributors or partners.


Research and Development

Research and Development at Biora will focus on additional dental indications to expand the use of EmdogainGel. Biora will also continue to conduct research utilizing enamel matrix proteins, the technological platform that Emdogain is based upon, for use in other dental areas. The segment of Biora's R&D portfolio that is focusing on non-dental products is housed in Biora's subsidiary BioEx. Projects within BioEx will be divested, licensed, or developed in collaboration with partners.


Business Development

Biora shall acquire, license, or co-market products or technologies in the dental area that provide for increased revenues and the opportunity to use its sales and marketing resources more effectively. Projects outside the dental area will be licensed to other companies or developed in collaboration with partners. In line with this strategy, during 2001 Biora licensed the BioEx wound healing project to Molnlycke Health Care and the xerostomia project to Medpharma for indications outside the dental area.

[Text box]

Historic milestones

1986 Biora is established based on Professor Lars Hammarstrom's discovery that enamel matrix proteins can regenerate tooth-supporting tissues.

1995-96 Emdogain, Biora's prinicpal product is approved for sale in the E.U. and in the United States.

1997 Biora conducts an Initial Public Offering to finance the market introduction of Emdogain on the Stockholm Stock Exchange and the Nasdaq Exchange.

1998     Emdogain is introduced in Japan by its partner Seikagaku Corporation.

2000 EmdogainGel, a further development of Emdogain, is introduced in the E.U.

2001     EmdogainGel is introduced in the United States.

2001 EmdogainGel TS is introduced in the Nordic countries, Germany, and Italy.

2002     EmdogainGel is introduced in Japan.



Shares

Biora's shares were listed in 1997 on the Stockholm Stock Exchange and the Nasdaq Exchange in the United States. Biora today has about 11,000 shareholders. The largest shareholder is the 6th AP fund with 20% of shares outstanding. Biora's American Depositary Shares (ADRs) were voluntarily delisted from the Nasdaq Exchange on January 31, 2002. Since February 1, 2002, the ADRs have been quoted on the Over-the-Counter (OTC) Market. Biora remains a registrant under the U.S. Securities Exchange Act of 1934. The company's ordinary shares, listed on the "O-list" of the Stockholm Stock Exchange, were not affected by the Nasdaq de-listing.


PRESIDENT'S STATEMENT

Focusing On The Core Business Has strengthened Biora

Biora's objective is to secure a leadership position within its key markets. Biora has defined leadership as achieving a strong position with customers in markets that represent the greatest growth opportunity. In order to achieve this goal we have prioritized these customers in our sales and marketing efforts. For Biora, leadership also entails developing innovative products that advance the science and treatment of biology-based dental products.

To achieve this goal it was necessary for the company to focus on its core business. During the last two years Biora has been identifying the critical factors for the company to obtain a leadership position in the key markets and has concentrated on implementing strategies and tactics to achieve these goals. As the new CEO of Biora, I plan to continue to develop and support the established strategy of focusing on our core business to achieve a leadership position in Biora's most important markets.


Implementation Of Key Strategies Has Produced Results

During the past year Biora has concentrated on identifying and developing business opportunities that will create a stable financial platform for the company. Marketing activities were focused on customers with the greatest growth opportunity in the key markets, the United States and Germany. This focus has resulted in significant sales increases in both of these markets. At the same time Biora has increased its efficiency in areas such as research and development, as well as in marketing and sales.


Registration Of EmdogainGel in Japan Provides New Opportunities

Japan, with approximately 2000 periodontists and perio-aware dentists, is the second largest periodontal market worldwide. Prior to the regulatory recall of Emdogain in November 2000, Biora's partner, Seikagaku, had successfully introduced the product to the periodontal market and Emdogain was well accepted by specialist dentists in Japan. EmdogainGel was registered in Japan in December 2001, which enables Seikagaku to launch the product into an existing market where the product is well-recognized and has an established customer base. Biora believes that the launch of EmdogainGel can be rapidly implemented.


A Focused Research Portfolio

During 2001, Biora gave the highest priority to the introduction of EmdogainGel in the United States and Japan. Biora will continue its research efforts to expand the indications for EmdogainGel and to develop enamel matrix protein-based products within the dental area. Research to investigate the use of matrix proteins outside the dental area will be conducted in collaboration with partners or it will be licensed to other companies.


Business Development

Biora's business development objective is to focus on those opportunities that provide increased revenues, complement our existing product offerings, and strengthen our financial platform. During 2001, Biora signed three agreements related to different projects : a project in the wound-healing area outside the oral cavity; the xerostomia (dry mouth) project; and an agreement related to a product line extension of EmdogainGel for wide defects ( EmdogainGel TS). These agreements support Biora's business development strategy and will assist in the continued development of these projects with the potential for increased sales in the future. Biora will continue to look for additional opportunities to acquire, license, or co-market new products or projects within the dental area which broaden the product portfolio, improve the efficiency of Sales and Marketing personnel, and contribute to the overall profitability of the company.


Biora's Financial Platform Has Been Strengthened

Biora's negative cash flow during 2001 was reduced from -59 MSEK during 2000 to -2.3 MSEK during 2001. This decrease was partly accomplished through an increase in sales combined with a reduction of the company's operating costs. During 2001, a new share issue increased the company's liquid funds by SEK 26.5 million. In addition, Biora received SEK 10 million as a one-time payment under the licensing agreement with Molnlycke Health Care. The agreement also provides for future payments to Biora upon the achievement of certain milestones, as well as royalties from future sales. These events resulted in strengthening Biora's financial platform.


Significant Events During 2001

Biora increased sales by 24 percent in 2001 compared to 2000 even though no shipments were made to Japan during the last year due to the recall of Emdogain from this market in November 2000. This development in sales was primarily due to strong sales and marketing efforts, especially in the United States and Germany. Approval by the Japanese authorities was received for EmdogainGel in December 2001. This allowed Biora<180>s partner Seikagaku to launch the new product during the first quarter 2002. Another important event was the appoinment of a new CEO and CFO with extensive experience within Biora which avoided disruption in the company<180>s operations.


Key Issues For 2002

The most important challenge for Biora during the current year is to further strengthen EmdogainGel's position as a well-established treatment for periodontal regeneration and to continue our strong sales development primarily in the United States and Germany. In addition, Biora will support its Japanese partner with the launch of EmdogainGel in that market. Although increasing the company's sales is a primary focus for Biora, it is also crucial to balance the company's operating costs and cash flow in order to achieve future profitability.


Biora - A Leading Company Within Its Field

In order to fulfilll the goal of establishing Biora as a leading company in the area of biology-based dental products, it is essential that Biora becomes a profitable company that con- tinues to show strong sales growth. Biora shall assume a leadership position by developing innovative products, providing outstanding service and developing and maintaining strong customer relationships. Biora will continue to be present with its own organization in the key markets, the United States and Germany, and will work with its distributors and marketing partners in other markets with significant sales potential. This strategy is ideal for supporting selected target groups of periodontists and dentists who provide periodontal therapy using the current indications for EmdogainGel. Should additional indications expand to include usage by general practitioners, Biora will identify and collaborate with partners who can provide this target group with the appropriate level of support and service. In summary, I believe Biora has successfully addressed many of the issues that have been raised in the past. We have demonstrated our decision to focus on our dental business and have significantly improved our financial situation. Going forward, I believe Biora has a strong platform for continuous sales growth in our key markets.

Donna Janson
President and Chief Executive Officer


"EmdogainGel - a biology-based product to treat a common dental disease"


EMDOGAIN(R)GEL AND PERIODONTAL DISEASE

A significant challenge the dental profession faces is the management of two major dental diseases: caries (cavities) and periodontitis (gum disease). The consequences for patients who do not receive appropriate care can be the loss of some, or in extreme cases, all of their teeth.

The natural cleansing ability and lubrication provided by saliva is necessary to maintain oral health. The reduced production of saliva is a major factor that increases the risk of caries and infections of the mucous membrane in the oral cavity. Saliva production decreases with age and many patients who are treated with various pharmaceuticals, such as hormone re-placement therapies, antihypertensives, antibiotics and sedatives, also have reduced saliva production and thus are negatively affected. Biora believes that these factors allow for an opportunity to provide treatment options that are biology-based and prophylactic in nature.


Periodontitis - A Common Disease

One third of the worldwide population over the age of 55 suffers from extensive loss of tooth-supporting tissues including the surrounding bone due to periodontitis. According to a report from 1990 published by the American Dental Association, approximately two million periodontal surgical procedures are performed annually in the United States to repair the damage to tooth-supporting tissues. The number of these surgical procedures worldwide is estimated to be five million a year.


Inflammation Of The Soft Tissues - Loss Of Tooth Support

Without proper daily oral hygiene, bacteria will gradually accumulate on the surface of the teeth and along the edge of the gum tissue. If the bacteria are not removed, inflammation will occur and the gum tissue will become red, swollen, and bleed easily. Over time if not treated, the inflammation will spread deeper into the tissues and will eventually affect the supporting structures of the tooth. These tissues will gradually deteriorate and be destroyed. When this occurs a soft tissue pocket will be formed between the tooth root and the surrounding gum tissue. The layers of bacteria surrounding the neck of the tooth will migrate into this pocket. Since the patient is unable to brush underneath the edge of the gum tissue, the disease process will continue and spread deeper into the dental tissues. The periodontal pocket will become deeper over time, and if left untreated, there is a risk that the patient will eventually lose the tooth.


Treatment Of Severe Periodontitis

In approximately 10 percent of the population, the loss of tooth-supporting structures is so extensive that surgical treatment is required to repair the damage to the tissues due to the progress of the disease. In the most common form of treatment (flap surgery), an incision is made and the edge of the gum tissue is elevated in order to treat the affected root surface. Defects affecting the surrounding bone are re-contoured and the gum tissue is repositioned and sutured in close proximity to the tooth and the re-contoured bone. In this way the periodontal pockets are eliminated, however, the margin of the gum tissue is positioned lower than it was previously and often exposes a portion of the tooth root. The purpose of this procedure is to remove the periodontal pockets, and allow the patient to keep the area clean through daily oral hygiene techniques. The disadvantage is that new tooth-supporting structures are not re-created, and often the optimal function of the tooth is not regained. Furthermore, patients often complain about sensitivity to heat and cold from exposed root surfaces, and an unaesthetic appearance.

[Graphic Omitted]

1.    Deep periodontal pocket
2. Following a surgical incision Emdogain is applied to regenerate tooth-supporting structures.
3.    Regained tooth-supporting tissue after Emdogain treatment.


EmdogainGel Regenerates Lost Tooth-Supporting Structures

EmdogainGel consists of an enamel matrix protein that plays an important role in the formation of tooth and tooth-supporting structures. By coating the surface of the exposed dental root with EmdogainGel during periodontal surgery, new root cementum, periodontal ligament fibers, and surrounding bone tissue can be formed. This means that the tooth receives new functional tooth-supporting tissues. The formation of these new tissues takes place over time and an increase can be observed over a period of two to three years following the periodontal surgical procedure. Approximately 400,000 patients worldwide have been treated with Emdogain/EmdogainGel. The experience to date and the large number of scientific studies using Emdogain confirm its safety and efficacy in the treatment of moderate to severe defects caused by periodontal disease. EmdogainGel is a ready mixed gel, pre-filled in a disposable syringe that offers the dentist increased ease of use and saves preparation time in the clinic.

[Graphic Omitted]

Estimated percentage of people over the age of 55 suffering from periodontal disease.

EmdogainGel TS - New Product For Treatment Of Wide Periodontal Defects

EmdogainGel TS is a new product that complements EmdogainGel and provides the dentist with an improved solution for treating patients with wide periodontal defects in the surrounding bone tissue. By combining EmdogainGel with a synthetic bone graft material, the regenerative capacity of EmdogainGel is maintained and additional support is provided to the surrounding soft tissues in order to achieve a superior aesthetic outcome for these types of defects.


Patients Place Great Importance On Maintaining Their Own Teeth

Patients suffering from periodontal disease appreciate the value of a treatment option that regenerates their natural tooth support, which in turn enables them to retain their natural teeth. This can positively affect their self-confidence and can often be a cost-effective treatment option compared to other procedures such as dental implants.


EMDOGAIN(R)GEL - OTHER DENTAL APPLICATIONS

EmdogainGel's capacity to regenerate lost tooth-supporting structures has also proved to be valuable in other dental indications.


Dental Trauma

This indication supports the use of EmdogainGel in the treatment of avulsed teeth (teeth lost due to dental trauma). Adolescents, whose jaws are still not fully mineralized and the supporting structures for permanent teeth are not fully developed, are most often affected by dental trauma. The recommended treatment for an avulsed permanent tooth is to re-implant the tooth into the tooth socket as soon as possible. Treatment with EmdogainGel for this indication improves the prognosis for survival of the re-implanted tooth. The use of EmdogainGel in the treatment of avulsed teeth is an approved indication in Europe, Canada, and Brazil.


Periodontal Defects Between Dental Roots

Treatment of periodontal defects between the dental roots (furcations) that occur in molar teeth which have more than one root is another approved indication for EmdogainGel in Europe and Canada. In clinical studies EmdogainGel has been shown to be effective in patients with less severe furcation defects.


Exposed Root Surfaces (Recession Defects)

Many people experience recession of the gum tissue on the front side of the tooth root. The cause is often due to inflammation of the gum tissue or an improper (too aggressive) tooth-brushing technique that causes the edge of the gum tissue to recede and expose part of the root of the tooth. Once the gum tissue has receded it will often cause increased sensitivity and the softer root surface will be more susceptible to carious lesions and abrasions from tooth brushing. In addition, the affected teeth will appear to be longer due to the exposure of the root surface, and if located in the anterior part of the mouth will be esthetically unpleasing. These defects are currently treated surgically by repositioning the gum tissue and placing and securing it over the exposed root surface. Biora has conducted clinical studies using Emdogain for the recession indication in Europe and the United States. Two different study designs were used due to traditional differences in the treatment of recession defects in the United States and Europe. Results from Europe demonstrated a more rapid healing of soft tissues and less pain and discomfort with Emdogain compared to conventional treatment. However, it was not possible to demonstrate significant improvement in the soft tissue covering the exposed root surface. Results from the study design used in the United States showed that treatment with Emdogain provided clear advantages and also resulted in a more rapid soft tissue healing compared to the control group. Consequently Biora will continue to develop this indication for the U.S. market.

[Graphic Omitted]

1. Ongoing clinical studies investigate the effect of Emdogain used in furcations...
2.  recession defects (exposed dental roots)...
3.  and dental trauma


CLINICAL EXPERIENCES OF EMDOGAIN(R)GEL.

Priv.- Doz. Dr. Anton Sculean, M.S. Associate Professor of Periodontology, University of Saarland, Homburg, Germany

Biora combines highly trained researchers with good clinicians and laboratory resources

"Periodontitis is a disease caused by bacteria and is related to many different conditions such as diabetes, stroke, smoking, and genetic factors. About 35 percent of the population suffers from the disease. After the first phase of treatment, about 25-30 percent of patients will have more severe problems - bone and attachment loss requiring surgical intervention. With proper treatment of the first phase, the patient will not lose more attachment and bone.

Since periodontitis is caused by bacteria, the first step is to control the infection by mechanical means through proper dental hygiene or, in some more severe cases, through additional pharmaceutical treatment by prescription. In the second phase, intrabony defects need to be treated using an agent such as EmdogainGel. This is one of the best methods of treating deep, narrow defects. For larger deep defects EmdogainGel may be combined with bone grafts.

EmdogainGel is based on a biological concept in which it tries to imitate tooth development. According to recent data EmdogainGel is one of the best methods for treating intrabony defects. From a clinical standpoint the rate of postoperative complication is low, with less pain and swelling. In addition, clinical handling of the material is easier, compared to cutting or applying a membrane. Another advantage of using EmdogainGel is that several defects can be treated simultaneously.

I consider Biora to be an outstanding company, combining highly trained researchers with good clinicians and laboratory resources."



Dr. Louis F. Rose, D.D.S., M.D.,
Philadelphia, PA, U.S.A.

Biora is a company that is concerned and focused on education and reserach "About one third of all adults (67 million in the US) suffer from periodontal disease - more than heart disease and cancer combined. Fortunately, recent research into the causes and potential treatment of periodontal disease suggests that tooth loss and damage to oral tissues are not an inevitable fact of the aging process.

EmdogainGel, from my perspective, is easy to use and is based on sound biologic principles, adhering to the principles of tissue regeneration. EmdogainGel is resorbable, facilitates wound healing and allows a minimally invasive approach to surgery.
It should be noted that EmdogainGel is not a space-filling material, however, it is suitable for use in narrow, shallow defects that have adequate osseous support.

Lastly, Biora provides great service and their personnel are knowledgeable, friendly and available."



Erik Uhrbom, DDS, Falun, Sweden

Emdogain regenerates periodontal tissue in patients with lost tooth-supporting structures and facilitates wound healing
"About 10 percent of the adult population in Sweden has periodontitis that will lead to serious problems - severe periodontal defects that could threaten the tooth.

When I treat bony defects due to periodontitis, I sometimes use
EmdogainGel. Postsurgical care is very important; the patient uses an antibacterial rinse for six weeks and avoids chewing with the treated tooth at the beginning of the healing period to guarantee the stability of the wound.

EmdogainGel is a fantastic biological concept - it stimulates regeneration of the tooth's original tissues. For the patient this means regeneration of both bone and periodontal ligament. It also facilitates wound healing, which is especially clear when EmdogainGel is placed at the edges of the wound. I have operated on a few hundred patients, and only the occasional patient has ever had postsurgical problems. Even if the treatment is expensive for some patients I don't know of any similar product that can compete with EmdogainGel.

Biora has also launched EmdogainGel TS, an outstanding product for treating larger periodontal defects with the aim of regenerating bone. The product is a combination of EmdogainGel and a synthetic bone replacement graft that is applied to the bone defect and provides support to the soft tissue.

An operation with EmdogainGel is technique-sensitive, and, and therefore requires experience from periodontal surgery. It is crucial that the surgeon be familiar with the type of bone defects appropriate for treatment with this technique.

EmdogainGel has great potential, as it is tissue-friendly and aims to activate the body's own resources to regenerate tissue.


THE MARKET FOR EMDOGAIN(R)GEL

Approximately one third of the adult population over 55 years of age suffers from periodontal disease. Throughout the world an estimated five million procedures involving flap surgery are performed annually to treat severe periodontitis.

The majority of these procedures are currently being performed without the use of regenerative therapy, i.e. therapy aimed at regenerating tooth attachment. There is no standardized global therapy for the treatment of mild to severe periodontal disease. Interest is growing, however, in products that provide the possibility of regenerating lost tooth support, resulting in a large untapped market potential for periodontal regenerative products.


Competition

Although there is no direct competitor to EmdogainGel today, a variety of bone graft materials and membranes (Guided Tissue Regenerationor GTR) are used in regenerative treatment. In the United States, the primary alternative for regenerative treatment is the use of bone graft materials. In the German market, GTR membranes are used extensively.
Unlike EmdogainGel, these alternatives lack the ability to predictably regenerate the tissues that form the tooth-supporting structures, bone, cementum, and the periodontal ligament. In addition to providing predictable results, EmdogainGel also offers the clinician a product that is easy to use, less time consuming, and allows greater flexibility for treating defects that are difficult to access or require an esthetic result. Furthermore, treatment with EmdogainGel has demonstrated improved wound-healing and less post-operative discomfort for patients.


Target Groups

The primary target group in most markets for EmdogainGel is periodontists - dentists specializing in the treatment of periodontal diseases. In certain markets, such as Germany, general practitioners with specific knowledge and experience in the area of periodontics treat patients with periodontal disease and are therefore part of the target group.


Market Support

In order to coordinate sales and marketing activities in the European subsidiaries, and to provide assistance and support to the approximately twenty distributors, Biora has established an international marketing organization. Biora's International Customer Center is responsible for customer service in the Nordic countries, the UK, and the BeNeLux countries. The company has also centralized the distribution of its products to the European markets (excluding Italy) and to markets serviced by distributors.


Important Factors For Success

Predictability of regenerative treatment is the most important factor for dentists who treat patients with mild to severe periodontal disease. Therefore scientific documentation demonstrating long-term efficacy and information and educational programs to ensure the appropriate use of the product are essential marketing tools. An additional factor for success is to offer a cost-effective treatment option for the practitioner and the patient. Furthermore, it is also necessary to provide a product that offers ease of use and saves time.

[Graphic Omitted]

Biora's marketing companies:
USA, Germany, Nordic Markets,
BeNeLux countries, the UK

[Graphic Omitted]

Bioras distributors: Greece, Israel, France, Japan, Poland, Canada, Spain, Mexico, South Africa, Colombia, Puerto Rico, Taiwan, Brazil, Portugal, Aruba, Switzerland, Italy.


The Market For Emdogain

The United States, Germany and Japan are the largest markets for periodontal surgery products. These markets represent the greatest potential for EmdogainGel. In the U.S and Germany, Biora has established wholly-owned subsidiaries that are responsible for marketing and sales. In Japan, Biora collaborates with its partner Seikagaku Corporation. Norway, Italy, and Sweden, Biora's home market, are also important markets for Emdogain Gel. In Italy, Biora collaborates with a distributor, while the company maintains its own sales force in Sweden and Norway. The BeNeLux and UK markets are supported by Biora's International Customer Center located in Malmo. In the remaining markets, Biora's products are marketed and sold through local partners and distributors.


New Market Opportunities For EmdogainGel

Biora intends to increase the number of indications and to clinically document EmdogainGel for additional indications such as dental trauma and furcation involvement, the treatment of periodontal defects between the dental roots of a posterior tooth that has more than one root. An additional indication that Biora is evaluating is the treatment of receding gum tissues, also known as recession defects. These indications are more fully described on page 10. EmdogainGel TS complements EmdogainGel and offers periodontists an improved tool for treating patients with wide periodontal defects. Biora has the global marketing rights for this product except for North America.


BIORA'S SALES DEVELOPMENT

Net sales for 2001 amounted to SEK 110.7 million, compared with SEK 89.2 million in 2000. This represents an increase in revenue of 24 percent (12 percent at fixed exchange rates). The increase in sales occurred primarily in the German and US markets. Total sales in markets excluding Japan increased by 33 percent.

Sales Development In The US - Strong Growth

The United States is Biora's largest single market, and sales in 2001 amounted to SEK 60.8 million, an increase of 39 percent in SEK and 23 percent in local currency compared with 2000. Approval of EmdogainGel was obtained in January 2001, and the product was launched in February. The events of September 11th had a negative impact on sales, though sales recovered during the fourth quarter.

There are approximately 13 million patients in the US who have been diagnosed with periodontitis and have received some type of periodontal treatment. Approximately 2 million flap surgeries are performed annually.


Sales In The German Market Increased By 42% in 2001

Germany is Biora's largest market in Europe. Sales in 2001 amounted to SEK
23.9 million, an increase of 42 percent in SEK and 31 percent in local currency compared with 2000. It is estimated that approximately 20 million patients in Germany suffer from periodontal disease.

The German Periodontology Association (DGP) officially endorsed the use of EmdogainGel by making the following statement: "The evidence of histological and controlled clinical studies shows that the use of enamel matrix proteins, applied to a clean root surface during flap surgery, is an effective and reliable regenerative method for the treatment of vertical periodontal bone defects".This statement is significant in establishing EmdogainGel as a standard treatment in Germany and has resulted in several German insurance companies fully or partially reimbursing patients for the cost of the treatment. The majority of university hospitals in Germany now use EmdogainGel routinely.


Japan

It is estimated that approximately 25 million patients suffer from periodontitis in Japan. Emdogain was approved in Japan in January 1998 and Biora's Japanese partner, Seikagaku Corporation, introduced the product in April of that year. In November 2000, Seikagaku Corporation recalled Emdogain in order to adhere to the Japanese regulatory authorities guidelines. These guidelines required similar changes in the production process for Emdogain distributed in Japan to those that had been implemented in other markets. In January 2001, documentation for the registration of EmdogainGel was submitted to the regulatory authority and the product was registered in December of the same year. Introduction of EmdogainGel was initiated during the first quarter of 2002. No deliveries were made to Japan during 2001 compared with SEK 6.0 million during 2000.


Other Markets

Sales in Italy during 2001 amounted to SEK 6.4 million, identical to year 2000. At the end of 2001, Biora signed a distribution agreement with Dental Trey for coverage of the Italian market. Dental Trey is one of the largest dental product distributors in Italy which will expand the access to customers in the Italian market. Biora's managing director in Italy will work closely with Dental Trey to provide marketing and sales support.

Sales in the Nordic markets for the year were SEK 6.1 million, an increase of 20 percent compared with the previous year. Total sales in other markets during the year were SEK 13.5 million, an increase of 22 percent compared with the previous year.

Biora's sales development by quarter during the period 2000-2001
[Chart Omitted]

Biora's sales development during the period 1997-2001
[Chart Omitted]

Biora's sales development in Germany during the period 1997-2001
[Chart Omitted]

Biora's sales development in the United States during the period 1997-2001 [Chart Omitted]

Wolfgang Muller, President, Biora GmbH, Germany
[Photograph omitted]

Christopher Pallotto, President, Biora Inc. USA
[Photograph omitted]

Vartan Gianighian, President, Biora S.r.l., Italy
[Photograph omitted]

[Text Box]

Market Research* Shows

o According to respondents, EmdogainGel fulfills the key factors for choosing a regenerative therapy i.e. regenerative capacity, biology-based concept, complication-free wound healing and extensive documentation.

o The most frequently mentioned reason for using EmdogainGel is the favorable results based on clinicians personal experience.

o The most common periodontal defects in which EmdogainGel is used are narrow/deep vertical bone defects, 2-wall defects, and 3-wall defects.

o Most respondents combine different regenerative methods, especially in wide vertical bone defects.

* Based on a telephone interview with 219 periodontists in the United States, Germany, Italy, and the Nordic Market. The market reserach was conducted by GFK on behalf of Biora.


 "Biora's technology platform is based on imitating nature"

RESEARCH AND DEVELOPMENT

R&D at Biora focuses on developing novel proprietary products for the dental market and on expanding the indications for EmdogainGel.

Enamel Matrix Proteins - Biora's Technology Platform

Biora's technology platform, Enamel Matrix Proteins, is based on the principle of "biomimicry" which uses nature's own methods for initiating processes that lead to healing or regeneration of oral tissues. Biora believes that many of todays mechanical methods will be replaced by products that are safer, more effective, and more patient-friendly.

Emdogain is the first biology-based product developed by Biora. This product is applied in periodontal defects to initiate formation of new supporting tissues lost to periodontal disease. Tooth-supporting structures are comprised of three distinct and different tissues. The need to create both hard and soft tissues with very specific properties makes the process of periodontal regeneration complex. However, the knowledge acquired in using Emdogain in the periodontal regenerative model has opened up the possibility of developing other indications where either hard or soft tissue formation is desirable. Projects have been initiated to investigate the indications of enamel matrix proteins for use in soft- tissue wound-healing and hard tissue (bone, dentin) formation both for dental and medical indications.


Patent Strategy

Biora will actively strengthen and protect the technology platform around enamel matrix proteins through patenting. Current patents and patent applications cover a number of areas including periodontal regeneration, dentin and bone formation, soft tissue healing with or without grafting, and restriction of epithelial growth, including induction of programmed cell death in certain epithelial cancer cells. All of these expand Biora's proprietary knowledge and thus the protection around the company's present and future products. The Emdogain patents for periodontal regeneration will expire in 2012 in the US, and during 2007-2009 in Europe and Japan. The more recently acquired patents extend beyond 2018.


R&D PROJECTS
New Product For Endodontic Therapy
(Treatment Of The Dental Pulp)

Destruction of the hard tissues of the tooth by dental decay (caries) can allow toxic substances to enter the dental pulp, resulting in varying degrees of inflammation and eventually pulp necrosis (pulp death). Also cavity preparation by means of mechanical drilling can traumatize the pulp and cause irreversible damage to this delicate soft tissue. Current treatment involves removal of the damaged pulp and filling and sealing of the pulpal canal ("root canal therapy"). Following root canal therapy the tooth becomes dry and brittle over time and can fracture easily. The results from preclinical studies indicate that EmdogainGel can stimulate formation of new mineralized tissue (dentin), which protects the pulp, thereby avoiding root canal treatment. During the latter part of 2001 a phase I study was initiated to gain additional data for this indication.


Hard Tissue Formation With Enamel Matrix Proteins

Additional hard tissue research will be performed within the MATRIX project, which focuses on identifying new matrix protein-based products for selective growth of hard tissues such as dentin and bone. Biora, together with four European university research groups specializing in matrix bio-mineralization, have been awarded a 2.5 million euro research grant over four years from the European Commission. The aim is to perform a proof-of-principle study of one candidate product within that time frame. This grant enables Biora to expand the technology platform without incurring major investments, while retaining the commercial rights to all products derived from the project.


Soft-Tissue Wound-Healing

Rapid soft-tissue wound-healing has been repeatedly demonstrated in Biora's recent clinical studies with Emdogain treatment during periodontal surgery. Traditional treatment of mild periodontal disease with mechanical scaling and root planing can cause the patient to experience tenderness, pain, and swelling. A new formulation based on enamel matrix proteins is presently being tested with the aim of reducing discomfort following these procedures.


Xerostomia - Dry Mouth

Xerostomia (dry mouth) is a condition that affects millions of adults worldwide. A normal flow of saliva is vital for healthy teeth and essential for an individual's well-being. Dry mouth is a hidden disease that primarily affects older people, but it is also a common side effect of a variety of drugs. Radiation therapy or diseases such as Sjogren's syndrome, rheumatoid arthritis, or HIV can also cause xerostomia. Biora bases its patented approach on local stimulation of the many small salivary glands in the mouth. These glands are responsible for producing the "resting saliva" that provides lubrication and alleviates the feeling of dryness in the mouth. Biora has developed a new formulation of a well-known pharmaceutical substance, which is now in a phase I study. As patients experiencing xerostomia do not always seek a dentist for this problem, Biora has licensed the sales and marketing rights for this potential product for target groups outside the dental market to Medpharma Ltd. The agreement also includes co-funding the initial product development costs.


OTHER R&D ACTIVITIES
Additional Indications For EmdogainGel

Ongoing clinical trials are focused on expanding the indications of EmdogainGel. The indications that Biora is exploring at this time are furcations (periodontal defects located between roots in multi-rooted teeth), application of Emdogain during the replantation of avulsed teeth lost due to trauma, and the treatment of recession defects (receding gum tissue). These indications are more fully described under EmdogainGel - Other Dental Applications, page 10.


Non-Dental Projects Within Biora BioEx

Biora BioEx was formed in 1999 to continue to develop results from enamel matrix research, which could lead to new products outside the oral cavity. In 2001, the wound-healing project was approaching clinical phase III trials for the indication of venous leg ulcers, a very common chronic wound among the elderly. Biora signed a licensing agreement with Molnlycke Health Care to develop and market the indication for chronic skin wounds and burns. Molnlycke has the rights to the clinical development and the product for this indication, while Biora maintains the patent and the manufacturing rights.


Biora Scientific Advisory Board

Biora recently formed a Scientific Advisory Board. The objective of the Scientific Advisory Board is to evaluate Biora's research projects and patent applications and provide advice and recommendations on the future direction of Biora's R&D efforts.


IT, ENVIRONMENT, QUALITY AND STAFF

IT (Information Technology)

During 2001, Biora introduced a new business system for Biora AB, the parent company, and its subsidiaries in the US and Germany. The purpose of this new system is to create a modern and effective information system for financial management and customer service.

Another important communication channel with customers and shareholders as well as other interested parties is Biora's Internet web site, www.biora.com.


Quality and ISO Certification

Biora has adopted a quality policy that states the company shall manufacture products that meet requirements of the appropriate authorities, including Good Manufacturing Practice (GMP) and Quality System Regulation
(QSR). For manufacturing and marketing EmdogainGel in the EU, Biora complies with "Medical Device Directive 93/42EEC and quality systems ISO9002/EN46002.

Biora continually strives for excellence in all its activities in order to maintain control and create stability, reliability, and capacity. For Biora, excellence is achieved by training employees to achieve quality targets. In addition, individuals are encouraged to pursue personal initiatives in order to raise quality consciousness. Biora measures and evaluates its success by regularly monitoring the number of error-free products, comments received during inspections, feedback concerning distribution, and customer satisfaction.


Environment

Attention is being paid to the impact that the companies operations have on the environment. Environmental questions are also considered in the long-term planning.

Biora's production in Malmo, Sweden is water-based. Previously, relatively large amounts of water were consumed in this process. However, following a change in the manufacturing process, the amount has decreased significantly. Because Biora uses water almost exclusively for cooling, it is not contaminated with any environmental pollutants. The chemicals used in Biora's quality and research laboratories are properly collected and removed for disposal. An application for a permit for Biora's activities in accordance with the Swedish Environmental Code was submitted to the county administrative board during 2000 and permission is expected during 2002.


Staff

As of December 31, 2001, Biora had a total of 83 employees, of whom 39 are employed by the parent company, 28 are employed in Biora's US subsidiary and 15 are employed in the German subsidiary. Approximately 15 percent of Biora's staff hold positions in R&D and approximately 60 percent holds positions within sales and marketing.


Biora's Option Program

In 2001, in order to establish an incentive program for management and staff of Biora, all employees in Sweden were invited to participate in an option program. This offered the right to subscribe for shares of Biora by the exercise of warrants during the period between October 1, 2003 and September 30, 2004. The transfer of shares will take place at a market-related price determined by the established valuation model. A similar program exists for Biora's employees in the US.


BIORA'S EMPLOYEES

At Biora's Malmo headquarters it's just a short walk from Research to Marketing, with frequent, spontaneous interaction between employees and management. Here employees can grow as a team, benefiting from each other's knowledge. Employee expectations are high for the future and for Biora as a workplace.

In December, Andreas, Carina, Carita, Caroline, Dagny, Monique, Natalia, and Ivan met to review their year as Biora employees. They came from widely varied backgrounds and sought jobs at Biora for different reasons. Their experiences from such widely diverse fields as publishing and the National Dental Service blend with those of specialists from leading universities all over the world.

[Photograph omitted]

"I'm in daily contact with dentists and customers all over the world and I know how the products are received by the market". Caroline Kalm, Customer Support, receives valuable requests and passes them on in the organization so that Biora can adapt its research to the market.

[Photograph omitted]

"Biora offered me an outstanding opportunity to convert theory into practice". Monique van der Pauw, post-doctoral researcher from Holland, who works with product development within the framework of an EU project.

[Photograph omitted]

"The key account model is essential today. Working in sales is growing in complexity. Winning the trust of tomorrow's customers requires specialization and deeper insight into how our products are used". Carita Stenudd, Key Account Manager and formerly a dentist.

"We are one of the few companies that base our product on a true biological function. Periodontitis is increasing significantly worldwide and many can relate to this illness. We can take advantage of our head start and knowledge to reach a leading position in the market". Ivan Slaby, Senior Researcher.

"Getting anywhere today requires project groups with mixed skills and a common goal". Andreas Konar, project manager.

"Interaction among Biora employees has risen dramatically since a project-based organization was intoduced, especially between Research & Development and Marketing". Carina Ostman, Marketing Coordinator.



"Continued growth in key markets and a stronger financial platform"


DIRECTORS' REPORT

Biora AB (publ) is a Swedish company that develops, manufactures, and sells biology-based products for the treatment of dental diseases. The company's principal product, EmdogainGel, is marketed in approximately twenty-five countries throughout Europe, North and South America, and Asia.


Organization

Biora had a total of 83 employees at the end of 2001 compared with 75 at the end of 2000. Corporate headquarters is located in Malmo, Sweden, and consists of administration, marketing, research and development, manufacturing, and quality control.

Donna Janson was appointed President and Chief Executive Officer in January
2002.


Biora's Markets

Biora has made the strategic decision to focus on three key markets: the United States, Germany, and Japan. In the United States and Germany the company has established wholly-owned marketing and sales subsidiaries. In Japan, Biora's products are marketed by Seikagaku Corporation. The Nordic Market is managed by Biora's Nordic marketing organization, based in Malmo. Sales and marketing for the United Kingdom and the BeNeLux countries are handled through our International Customer Center located in the headquarters facilities in Malmo. In other markets Biora has chosen to collaborate with external distributors.

The United States is the largest single market for EmdogainGel. Sales growth in this market during 2001 increased by 39 percent compared with the prior year. In Germany, the sales increased by 42 percent compared with 2000. Because Seikagaku Corporation, Biora's partner in Japan, recalled Emdogain in November 2000 in order to adhere to the Japanese registration authority's guidelines, there were no sales in Japan for the year 2001 (compared with SEK 6 million in 2000). EmdogainGel was registered in Japan in December 2001. Sales in SEK in other markets increased by 15 percent compared to 2000.

In late 2001, EmdogainGel TS was introduced in Germany, the Nordic countries, and Italy. EmdogainGel TS is a new product for the treatment of wide defects caused by periodontal disease. Biora has the marketing- and distribution rights for this product for all markets excluding North America.


Research and Development

Biora's research focuses on developing new, proprietary products for the dental market, and on expanding the indications for EmdogainGel.


Research Projects Focusing On Dental Indications

Dental indication projects include:

o An enamel matrix protein-based product for endodontic therapy (treatment of the dental pulp). An initial phase I study is underway.

o An enamel matrix protein-based product to reduce pain and discomfort following scaling and root planing of periodontal pockets. A phase II study is underway.

o A product to treat dry mouth (xerostomia). Early clinical studies on healthy volunteers (phase I) with this patent protected pharmaceutical product were initiated during 2001. In March 2001 Biora entered into an agreement with Medpharma, which acquired the development and marketing rights for this product to target groups outside the dental area. This agreement provides Biora with a lump-sum payment to be paid in equal installments during 2001 and 2002, as well as a royalty from the sales of the product once it is introduced to the market. This agreement also enables Biora to share certain initial development costs.

o Development of a new product for growth of hard tissues, bone and dentin (MATRIX project). For this project, Biora has, together with four university institutions, received a grant of 2.5 million euros over four years awarded by the European Commission. Biora retains the commercial rights to all products derived from the project.


New Dental Indications For EmdogainGel

Clinical studies are in progress for additional dental indications for Biora's main product, EmdogainGel. These indications are for the treatment of periodontal defects between the dental roots, commonly known as "furcation" involvement, which occur in posterior teeth that have more than one root; application of Emdogain during the replantation of avulsed teeth due to trauma; and the surgical treatment of recession defects. Biora will continue to develop this latter indication directed toward the American market.


Licensing of Wound-Healing Project By BioEx

In December 2001, Biora AB signed a licensing agreement with Molnlycke Health Care for a development project in the area of wound-healing. Under the agreement Biora will receive a lump sum of SEK 10 million as well as additional subsequent payments to be made when certain defined goals are achieved. In addition, Biora will receive royalty payments from future sales.


Environmental Permission

Biora's production process affects the environment through the discharge of organic material and organically degradable solvents into water. When Biora began industrial production it was obliged to apply for an environmental permit in accordance with Swedish environmental law. The application was submitted during 2000 and permission is expected during year 2002.


The Biora Share

At the end of 2001 the Board of Directors elected to voluntarily delist its American Depositary Shares from the Nasdaq Exchange. The principal reason for the voluntary delisting is that the Company does not comply with Nasdaq's quantitative listing standards in regards to the new minimum equity requirements that became effective June 29, 2001. The delisting was effective January 31, 2002. Since February 1st, the ADRs are quoted on the Over-The-Counter (OTC) Market in the U.S. Biora remains a registrant under the U.S. Securities Exchange Act of 1934. Biora's ordinary shares continue to trade on the Stockholm Stock Exchange.


Financial Policy Including Investment Policy

The objective of Biora's financial management is to preserve the company's liquid assets and currency. No transaction without connection with the normal cash flow of the business is permitted where the purpose is to increase the financial revenue, if the transaction also increases the company's risk exposure.


Foreign Exchange Management

Due to the introduction of the euro in most countries in the EMU (European Monetary Union) prices in the European countries have been harmonized. Prices have been adjusted to those prevailing in the largest markets within the currency area.

Just over 95 percent of Biora's turnover in 2001 was invoiced in currencies other than SEK and approximately 55 percent of total costs were in foreign currencies.

According to the company's financial guidelines, currency risks should be minimized. The majority of debt, liabilities, and cash flow requirements for the next twelve months that are held in currencies other than SEK are hedged against currency fluctuations. When hedging currencies, the company uses forward contracts. The parent company is responsible for managing foreign exchange risk for the group.


The Board of Directors

The work of the Board is regulated by the General Corporation Act and the Articles of Incorporation, as well as by the by-laws adopted by the Board.

The Board of Directors consists of eight members, chosen by the shareholders at the Annual General Meeting and the Extraordinary General Meeting held in January 2002. The Board also has one deputy member. During 2001 the Board held six regular meetings in addition to its initial constituent meeting.

At the Annual General Meeting in May 2001 Christer Testen was elected a member of the Board of Directors. Toni Weitzberg and Bertil Koch declined re-election. Tomas Hammargren resigned from the Board at year-end 2001. Nils Bohlin, Jan Kvarnstrom and Lars Spongberg were elected to the Board of Directors at an Extraordinary General Meeting in January 2002.

There is a separate Audit Committee, consisting of three Board members. The Audit Committee met three times in 2001.

The company's auditors report in person directly to the Board regarding their assessment of the company's internal controls.

The composition of the Board, its members, and their specific areas of responsibility are described in detail on pages 36-37.


Net Sales

The Group's net sales during 2001 increased to SEK 110.7 million (2000:
SEK 89.2 million). This corresponds to an increase of 24 percent (12 percent at fixed rates of exchange). The increase was mainly in the German and U.S. markets.


Results

Gross profit was SEK 87.9 million (2000: SEK 68.0 million). The improvement can be attributed to increased sales.

The operating loss amounted to SEK 26.5 million (2000: SEK 78.7 million loss). This is partly due to the increase in sales as well as to decreased operating costs. Selling expenses were reduced by SEK 1.4 million and R&D costs were reduced by SEK 16.0 million, of which SEK 10.5 million was because the Group's capitalized R&D costs were completely amortized in the preceding year. Other operating income and expenses (SEK 12.3 million) consist of installment payments for license agreements related to the development project for xerostomia (dry mouth) and for the lump sum amount received from Molnlycke Health Care AB reduced by royalty payments to Industrifonden and administration costs associated with the licensing of the wound-healing project.

Net financial items were SEK 1.4 million (2000: SEK 2.7 million). The reduction was due to a lower level of interest-bearing assets.

Net loss after tax in 2001 was SEK 25.1 million (2000: SEK 76.1 million loss) corresponding to a loss of SEK 1.14 per share (2000: SEK 3.59 loss) calculated on the average number of shares outstanding, 22,014,211 (21,203,800).


Capital Expenditures

Capital expenditures for fixed assets and patents in 2001 were SEK 2.9 million (2000: SEK 5.5 million).


Financial Position

The net change in cash and cash equivalents in 2001 was negative
SEK 2.3 million (2000 negative SEK 59.0 million). During the fourth quarter 2001 the Group's liquid assets increased as a result of the lump sum payment of SEK 10 million that Biora received in connection with the signing of the license agreement with Molnlycke Health Care. The loan of SEK 2.4 million from Industrifonden relating to this research project was repaid at the same time. The Group's liquid funds were also increased by a net of SEK 25.0 million as a result of the new share issue in the third quarter.

At year-end, the group's liquid funds amounted to SEK 51.5 million (2000:
SEK 53.8 million), the equity/assets ratio was 60.6 percent (2000:55.8 percent) and the group's equity amounted to SEK 55.9 million (2000: SEK
50.9 million).

Approximately 50 percent of the increase of current receivables is due to an increase in accounts receivable due from customers, primarily as a result of increased sales.


Parent Company

Net sales for 2001 for the parent company amounted to SEK 54.8 million (2000: SEK 53.6 million) and the loss before appropriations and income taxes was SEK 28.7 million (2000: SEK 79.9 million loss).

Capital expenditures for tangible long-term assets and patents were SEK 1.4 million (2000: SEK 2.8 million). Net change in cash and cash equivalents during 2001 was negative, in the amount of SEK 7.2 million (2000: negative SEK 56.5 million). At the end of the reporting period, the parent company's liquid funds amounted to SEK 39.9 million (2000: SEK 47.1 million), the equity/assets ratio was 77.9 percent (2000: 69.2 percent) and shareholders' equity was SEK 72.2 million (2000: SEK 65.5 million).


Proposed Dividend

The group does not have any non-restricted retained earnings and therefore no dividends are proposed. The Board of Directors proposes that the accumulated loss on the balance sheet, SEK 22.1 million, be covered by charging the share premium reserve.


Future Outlook

During 2002, efforts will continue primarily in the American, German, and Japanese markets. Biora does not issue any earnings forecasts.


----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------
(SEK 000s)                                                                            Consolidated          Parent Company
----------------------------------------------------------------------------------------------------------------------------
                                                                                     2001       2000        2001       2000
----------------------------------------------------------------------------------------------------------------------------
Net sales (Note 2, 3)                                                             110 677     89 160      54 848     53 598
----------------------------------------------------------------------------------------------------------------------------
Cost of goods sold (Note 8)                                                       -22 797    -21 148     -22 220    -19 688
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                       87 880     68 012      32 628     33 910
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Selling expenses (Note 6, 8)                                                      -76 998    -78 387     -15 325    -48 305
----------------------------------------------------------------------------------------------------------------------------
Administrative expenses (Note 8)                                                  -22 880    -25 437     -22 111    -24 715
----------------------------------------------------------------------------------------------------------------------------
Research and development costs (Note 7, 8)                                        -26 787    -42 789     -28 465    -40 600
----------------------------------------------------------------------------------------------------------------------------
Other operating income (Note 9)                                                    16 049        643       6 134        636
----------------------------------------------------------------------------------------------------------------------------
Other operating expenses (Note 9)                                                  -3 728       -753      -2 302       -565
----------------------------------------------------------------------------------------------------------------------------
Loss from operations                                                              -26 464    -78 711     -29 441    -79 639
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Result from participations in group companies (Note 13)                                 -          -        -620     -2 813
----------------------------------------------------------------------------------------------------------------------------
Interest income and similar profit/loss items                                       1 630      3 095       1 582      2 933
----------------------------------------------------------------------------------------------------------------------------
Interest expense and similar profit/loss items                                       -227       -365        -209       -355
----------------------------------------------------------------------------------------------------------------------------
Loss after financial items                                                        -25 061    -75 981     -28 688    -79 874
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Income tax (Note 10)                                                                  -34       -168           -          -
----------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                             -25 095    -76 149     -28 688    -79 874
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Loss per share, SEK (Note 11)                                                       -1,14      -3,59       -1,30      -3,77
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at the end of the year (000s)                         23 754     21 204      23 754     21 204
----------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding (000s)                                        22 014     21 204      22 014     21 204
----------------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
(SEK 000s)
----------------------------------------------------------------------------------------------------------------------------
                                                                                      Consolidated          Parent Company
----------------------------------------------------------------------------------------------------------------------------
Assets December 31                                                                   2001       2000        2001       2000
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
LONG-TERM ASSETS (Note 12)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Intangible assets
----------------------------------------------------------------------------------------------------------------------------
Patents                                                                             6 948      7 112       3 000      3 380
----------------------------------------------------------------------------------------------------------------------------
Total intangible assets                                                             6 948      7 112       3 000      3 380
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Tangible assets
----------------------------------------------------------------------------------------------------------------------------
Plant and machinery                                                                 1 373      2 160       1 373      2 160
----------------------------------------------------------------------------------------------------------------------------
Equipment, tools, fixtures and fittings                                             2 365      4 282       1 323      2 273
----------------------------------------------------------------------------------------------------------------------------
Total tangible assets                                                               3 738      6 442       2 696      4 433
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Financial assets
----------------------------------------------------------------------------------------------------------------------------
Shares in subsidiaries (Note 13)                                                        -          -      11 985     12 511
----------------------------------------------------------------------------------------------------------------------------
Receivables from group companies (Note 14)                                              -          -      17 579     12 552
----------------------------------------------------------------------------------------------------------------------------
Other long term receivables (Note 15)                                                 634      2 553         380      2 300
----------------------------------------------------------------------------------------------------------------------------
Total financial assets                                                                634      2 553      29 944     27 363
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Total long-term assets                                                             11 320     16 107      35 640     35 176
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Inventories
-----------------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                                       1 294      1 172       1 294      1 172
----------------------------------------------------------------------------------------------------------------------------
Work in progress                                                                    1 059        666       1 059        666
----------------------------------------------------------------------------------------------------------------------------
Finished products                                                                   5 483      5 040       4 778      4 633
----------------------------------------------------------------------------------------------------------------------------
Total inventories                                                                   7 836      6 878       7 131      6 471
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Current receivables
----------------------------------------------------------------------------------------------------------------------------
Accounts receivable - trade                                                        12 942      9 173       3 096      2 198
----------------------------------------------------------------------------------------------------------------------------
Other current receivables (Note 16)                                                 3 411      2 618       2 558      1 899
----------------------------------------------------------------------------------------------------------------------------
Prepaid expenses and accrued income (Note 17)                                       5 142      2 693       4 275      1 807
----------------------------------------------------------------------------------------------------------------------------
Total current receivables                                                          21 495     14 484       9 929      5 904
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Bank deposits (Note 18)                                                            25 951     40 000      25 951     40 000
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Cash and banks (Note 18)                                                           25 520     13 755      13 955      7 088
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                               80 802     75 117      56 966     59 463
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                       92 122     91 224      92 606     94 639
----------------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------------
                                                                                      Consolidated          Parent Company
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity and liabilities December 31                                     2001       2000        2001       2000
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Note 19)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Restricted equity
----------------------------------------------------------------------------------------------------------------------------
Share capital                                                                         950        848         950        848
----------------------------------------------------------------------------------------------------------------------------
Share premium reserve                                                              89 494    144 559      93 268    144 559
----------------------------------------------------------------------------------------------------------------------------
Other restricted equity                                                               510        303           -          -
----------------------------------------------------------------------------------------------------------------------------
Total restricted equity                                                            90 954    145 710      94 218    145 407
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Accumulated loss
----------------------------------------------------------------------------------------------------------------------------
Loss / profit brought forward                                                      -9 989    -18 646       6 638          -
----------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                             -25 095    -76 149     -28 688    -79 874
----------------------------------------------------------------------------------------------------------------------------
Total accumulated loss                                                            -35 084    -94 795     -22 050    -79 874
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                         55 870     50 915      72 168     65 533
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Provisions
----------------------------------------------------------------------------------------------------------------------------
Provisions for pensions                                                               261        233           -          -
----------------------------------------------------------------------------------------------------------------------------
Other provisions                                                                       44         28           -          -
----------------------------------------------------------------------------------------------------------------------------
Total provisions                                                                      305        261           -          -
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Long-term liabilities (Note 20)
----------------------------------------------------------------------------------------------------------------------------
Liabilities to credit institutions                                                      -      2 400           -      2 400
----------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                             -      5 506           -      7 320
----------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                             -      7 906           -      9 720
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Current liabilities
----------------------------------------------------------------------------------------------------------------------------
Accounts payable - trade                                                            7 522      8 973       5 776      7 629
----------------------------------------------------------------------------------------------------------------------------
Income tax liability                                                                  168        150           -          -
----------------------------------------------------------------------------------------------------------------------------
Other current liabilities (Note 21)                                                 4 175      2 150       2 921        934
----------------------------------------------------------------------------------------------------------------------------
Accrued expenses (Note 22)                                                         24 082     20 869      11 741     10 823
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          35 947     32 142      20 438     19 386
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                         92 122     91 224      92 606     94 639
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

Pledged assets and contingent liabilities (Note 25)
----------------------------------------------------------------------------------------------------------------------------
Pledged assets                                                                       None       None        None       None
----------------------------------------------------------------------------------------------------------------------------
Contingent liabilities                                                              8 618      9 136       8 618      9 136
----------------------------------------------------------------------------------------------------------------------------







----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
(SEK 000s)                                                                            Consolidated          Parent Company
----------------------------------------------------------------------------------------------------------------------------
                                                                                     2001       2000        2001       2000
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
----------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          -25 095    -76 149     -28 688    -79 874
----------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net loss to net cash flows
----------------------------------------------------------------------------------------------------------------------------
used in operating activities
----------------------------------------------------------------------------------------------------------------------------
Depreciation of tangible assets and amortization of patents                         5 939      8 852       3 571      5 851
----------------------------------------------------------------------------------------------------------------------------
Change in capitalized research and development costs                                    -     10 514           -      6 481
----------------------------------------------------------------------------------------------------------------------------
Capital loss / capital gain                                                            13        257         -18         84
----------------------------------------------------------------------------------------------------------------------------
Write-down of shares in subsidiaries                                                    -          -       1 669      4 747
----------------------------------------------------------------------------------------------------------------------------
Changes in receivables from group companies affecting net loss                          -          -     -23 872     -4 041
----------------------------------------------------------------------------------------------------------------------------
Changes in other long term receivables                                                 15        -16           -         13
----------------------------------------------------------------------------------------------------------------------------
Changes in provisions                                                                  27       -190           -          -
----------------------------------------------------------------------------------------------------------------------------
Changes in long-term liabilities concerning option premiums received                    -          1           -          -
----------------------------------------------------------------------------------------------------------------------------
Taxes                                                                                  34        168           -          -
----------------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities
----------------------------------------------------------------------------------------------------------------------------
Accounts receivable - trade                                                        -3 040        616        -898      1 456
----------------------------------------------------------------------------------------------------------------------------
Inventories                                                                          -628     -1 340        -660     -2 235
----------------------------------------------------------------------------------------------------------------------------
Other current assets                                                               -3 138        284      -3 127        590
----------------------------------------------------------------------------------------------------------------------------
Accounts payable and other current liabilities                                        393        545        -123      5 326
----------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                             -25 480    -56 458     -52 146    -61 602
=============================================================================================================================
Cash flows from investing activities
----------------------------------------------------------------------------------------------------------------------------
Capital expenditures (tangible assets and patents)                                 -2 907     -5 740      -1 453     -2 834
----------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of tangible assets                                                 35        242          17         24
----------------------------------------------------------------------------------------------------------------------------
Transfer of cash from group companies                                                   -          -      21 900      5 488
----------------------------------------------------------------------------------------------------------------------------
Payments concerning other long-term receivables                                     1 920          6       1 920          6
----------------------------------------------------------------------------------------------------------------------------
Net cash used in / from investing activities                                         -952     -5 492      22 384      2 684
============================================================================================================================
Cash flows from financing activities
----------------------------------------------------------------------------------------------------------------------------
Issuance of new shares                                                             24 980          -      24 980          -
----------------------------------------------------------------------------------------------------------------------------
Amortization of debt / Issuance of debt                                            -2 400      2 400      -2 400      2 400
----------------------------------------------------------------------------------------------------------------------------
Option premiums received                                                              920          -           -          -
----------------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                                 23 500      2 400      22 580      2 400
============================================================================================================================
Effect of exchange rate changes on cash and cash equivalents                          648        501           -          -
----------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                            -2 284    -59 049      -7 182    -56 518
============================================================================================================================
Cash and cash equivalents, beginning of year                                       53 755    112 804      47 088    103 606
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                             51 471     53 755      39 906     47 088
----------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                            -2 284    -59 049      -7 182    -56 518
============================================================================================================================
Cash received for interest                                                          1 507      2 926       1 350      2 747
----------------------------------------------------------------------------------------------------------------------------
Cash paid for interest                                                                214        392         208        381
----------------------------------------------------------------------------------------------------------------------------
Cash paid for taxes                                                                    43         42           -          -
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------



NOTES (Amounts in SEK 000s where not otherwise indicated)


NOTE 1 ACCOUNTING PRINCIPLES

The accompanying financial statements of Biora AB (publ) (the Parent Company), and its subsidiaries (Biora AB and subsidiaries collectively referred to as the Company) have been prepared according to the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Council's Recommendations, which means in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). These accounting principles differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). See note 26 regarding differences between Swedish GAAP and U.S. GAAP affecting the Company's earnings and shareholders' equity.
The accounting principles have been kept unchanged as compared to the previous year.


Consolidation principles

The consolidated financial statements comprise the financial accounts for the Company. The consolidated financial statements have been prepared in accordance with the Swedish Financial Accounting Standards Council's RR1:00 recommendation. Consolidation has been carried out in accordance with the acquisition accounting method. Inter-company transactions have been eliminated in the consolidation.


Translation of the accounts of foreign subsidiaries

The Company applies the Current Method, which means that the Balance Sheets of the foreign operations have been translated at the average of the buy and sell exchange rates prevailing at the end of the year, and their Statements of Operations have been translated at the average exchange rate for the fiscal year. Resulting translation differences have been recorded directly to shareholders' equity, see note 19.


Revenue recognition

Revenue from the sale of goods is recorded upon delivery.


Cost of goods sold

With Emdogain becoming fully commercially available in 1996, the Company has accounted for production costs as costs of goods sold, with the exception of costs directly related to research and development. Cost of goods sold also includes 2,5% royalty to Astra on sales of Emdogain (see note 24).


Research and development (R&D) costs

R&D costs consist of all costs attributable to the preclinical and clinical divisions in the Parent Company, including product development, costs relating to product registration and costs for clinical studies. R&D costs also include amortization of capitalized R&D costs and patents and depreciation of equipment for R&D purposes.


Capitalized research and development (R&D) costs

Capitalized costs in the Consolidated and Parent Company Balance Sheets comprise R&D costs and costs relating to the registration application for Emdogain. The capitalization of these costs began when the clinical tests were concluded and the registration application for Emdogain was prepared and submitted to the U.S. Food and Drug Administration (FDA). All R&D costs previously incurred by the Company have been charged to the Statement of Operations.

The Company reviews the recoverability of the capitalized costs based upon projected future undiscounted cash flows of the related product.

The capitalized costs are fully amortized in connection with the year-end closing 2000. They have been amortized over a five-year period, based on the estimated sales revenue, beginning in 1996 when Emdogain became fully commercially available. R&D costs attributable to the development of other products based on the Emdogain technology and to new formulations of Emdogain are currently expensed. Product registration costs are expensed as incurred.


Patents

Patents have been reported at original acquisition cost less accumulated amortization. Patents are amortized over the estimated economic life of the product to which the patent refers, which normally exceeds 5 years, beginning when the product becomes fully commercially available. The amortization period neither exceeds 10 years nor does it exceed the period of validity of the various patents.


Machinery and equipment

Machinery and equipment are reported at original acquisition cost less accumulated depreciation. Maintenance and repair costs are expensed as incurred. New investments, improvements and major repurchases are capitalized. Computer equipment is depreciated over an estimated useful life of 3 years. Other machinery and equipment is depreciated over an estimated useful life of 5 years. See note 8.


Leasing agreements

The Company leases certain plants and equipment under operating leases.


Receivables

If a subsidiary has a negative equity recorded, the Parent Company's receivable from the subsidiary is written down by the corresponding amount. All other receivables are recorded at their expected net realizable value.


Inventories

Inventories are reported at the lower of cost and net realizable value. The "first in, first out" method has been applied for all inventories. Provision has been made for obsolete inventories.


Cash equivalents

Cash and banks and Bank deposits are considered as cash equivalents. The cash equivalents have an original maturity of 90 days or less.


Income taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax liabilities are set off against deferred tax assets. Remaining deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized. Tax legislation in Sweden offers the company the opportunity to defer its current tax liability by making tax deductible allocations to untaxed reserves. See note 10 and 26.


Receivables and liabilities in foreign currency

Assets and liabilities denominated in foreign currencies have been translated at the year-end exchange rate. Currency-hedged balances have been translated at the spot rate when the balance occurred with adjustment for the accrued deduction or addition agreed upon in the hedge contract. Exchange gains/losses pertaining to operating assets and liabilities are included in con-solidated Other operating income at 401 (198) and in Other operating expenses at 848 (484). Exchange gains pertaining to current financial assets have been included in consolidated Interest income by 107
(127).


Hedging of future cash flow

Certain expected future cash flows in foreign currency concerning anticipated transactions are hedged using forward exchange contracts. Unrealized gains and losses on such financial instruments that are designated as a hedge are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. It is the policy of the Parent Company to hedge 75% of anticipated budgeted future cash inflows in foreign currency over the following twelve months. Additionally, part of the anticipated cash inflows in yen in the year 2001 was hedged as per Dec 31, 1999, after decision by the Board of Directors. To avoid currency risks in net receivables from subsidiaries (receivables after deduction of write-downs made) the Parent Company has, in accordance with this policy, hedged the main part of the net receivables in accordance with forward exchange contracts. The forward exchange contracts prevailing on December 31, 2001, had a duration up until March 27, 2002. During 2000 and 2001 budgeted inflows in yen were hedged by foreign exchange contracts. Additionally the first delivery to Japan in 2002 was hedged by a foreign exchange contract. The remaining deliveries to Japan in 2002 will be hedged when a delivery plan has been received from Seikagaku. The contracted installments in USD from Medpharma in 2001 and 2002 were hedged by foreign exchange contracts in 2001.



NOTE 2 SALES TO SUBSIDIARIES

Of the Parent Company's sales, sales to subsidiaries accounted for SEK 39,1 million (37,0), in per cent 71(69). The Parent Company has no purchases from the subsidiaries.



NOTE 3 GEOGRAPHIC SEGMENT INFORMATION

The Company's manufacturing facilities are located in Sweden,

                                   CONSOLIDATED    PARENT COMPANY

Net sales                         2001     2000    2001     2000
U.S.                              60,833   43,778  24,685   23,878
Germany, Austria                  23,909   16,789  10,034    6,998
Japan                              -        6,034   -        6,034
Italy                              6,365    6,390   3,045    3,242
Nordic countries                   6,053    5,062   6,053    5,062
Benelux countries                  2,534    3,146     969    1,701
Canada, Mexico, Brazil,
Colombia                           3,421    2,380   3,421    2,291
Switzerland                        1,506    1,234   1,193      680
UK                                 1,034    1,159     426      525
Other countries                    5,022    3,188   5,022    3,187
Total                            110,677   89,160  54,848   53,598



NOTE 4 PERSONNEL

The average number of employees during the fiscal year at each working site

                             2001                         2000
                   Number of      Of which      Number of        Of which
                   employees        men %       employees          men %
Parent Company         37             28             38             24
Subsidiaries
Germany                14             58             13             48
U.S.                   27             55             26             54
Italy                   1              -              1              7
Netherlands             0             71              4             54
Total, subsidiaries    42             55             44             51
Consolidated           79             42             82            38

Wages, salaries, other remuneration and social insurance costs during the fiscal year

                            2001                             2000
                                    Social                           Social
                                    insurance       Wages,           insurance
                  Wages,            expenses        salaries,        expenses
                  salaries,         (of which       and other        (of which
                  and other         pension         remuner-         pension
                  remuneration      costs)          ation            costs)

Parent Company      18,416            9,433         17,721            9,225
                                     (3,581)*                        (3,490)*
Subsidiaries        27,587            3,551         25,157            3,071
                                       (779)                           (715)
Consolidated        46,003           12,984         42,878           12,296
                                     (4,360)**                       (4,205)**

* 928 (1,434) of the Parent Company's pension costs refesr to the category Board of Directors and President. The Parent Company had no outstanding pension obligations either at December 31, 2000 nor at December 31, 2001.
**   1,079 (1,623) of the consolidated pension cost refer to the category Board of Directors and President. The consolidated outstanding pension obligations to this category amount to 261 (233),

Wages, salaries and other remuneration at each working site distributed between the Parent Company and the subsidiaries and between Board members, etc., and other employees

                                 2001                        2000
                      Board of                    Board of
                      Directors                   Directors
                      and            Other        and             Other
                      President      employees    President       employees
Parent Company          3,880         14,536       4,893           12,828
Subsidiaries
Germany 1)              1,136          5,682        -135            5,528
U.S.                    2,245         18,236       1,800           14,895
Italy 2)                    -            270          81              175
Netherlands 3)              -             18       1,916              897
Total, subsidiaries     3,381         24,206       3,662           21,495
Consolidated            7,261         38,742       8,555           34,323

1) The year 2000 final settlement with the former President in Germany resulted in two instead of twelve months severance pay. Accordingly the year 2000 remuneration to the President was reduced by 1.105.

2) The employment contract with the President in Italy was transformed into a consultancy agreement from February 1, 2000.

3) Severance pay amounting to 1,316 was included in the year 2000 remuneration to the employees in Holland, including 1,154 to the President.

Information below regarding benefits expensed for senior executives refers to 2001 and has been reported in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

A fee of 150 has been expensed regarding Per Wahlstrom, Chairman of the Board of Biora. In addition to the ordinary fee three Board members have received remuneration for their services as members of the Audit Committee of Biora as follows: Svein G. Eskedal 40, Per Lojdquist 25, Christer Testen
25. Additionally Eskedal Consult A/S has received 730 for consultancy assignments.

The salary expensed for Rickard Soderberg, President of Biora during 2001, amounted to 2,059. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Forsakrings AB Skandia, for which the Company expensed 455.

In accordance with the employment contract, Rickard Soderberg was entitled to a 6-month mutual period of noticee. In addition he was entitled to a severance pay equal to 18 months' salary.

According to the employment agreement, which is limited in time to 3 years Donna Janson, President of Biora as from January 1, 2002, is entitled to an annual salary, including social security expenses, of approximately USD 300,000.

In addition, she is entitled to an annual bonus amounting to a maximum of 25% of her annual salary. She is also entitled to pension benefits for which the company will pay approximately USD 6,000 annually. The Company may terminate her position by giving a minimum of six months' and a maximum of twelve months' notice, beginning no earlier than January 1, 2003. She is also entitled to severance pay equal to one year's salary, which may also be paid in the case of a change in the controlling management of Biora. Ms. Janson is entitled to purchase 150,000 warrants according to the program approved on June 1, 2001; please see note 19.

She is also entitled to a furnished apartment supplied by Biora in Sweden.

The salary expensed for Anders Agering Executive Vice President of Biora during 2001, amounted to 964. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by SPP Liv, for which the Company expensed 297. In accordance with the employment contract, Anders Agering was entitled to severance pay equal to 18 months' salary. Other senior executives employed by the Parent Company are also entitled to a severance pay not exceeding 18 months' salary. Future pension benefits are based on individual plans.



NOTE 5 REMUNERATION TO THE AUDITORS OF THE COMPANY

The following remuneration to the auditors of the Company, KPMG, are included in the Loss from operations

                        CONSOLIDATED    PARENT COMPANY
                       2001     2000    2001     2000
Audit assignments      497      423      320     215
Other assignments      266      338       91     195
Total                  763      761      411     410



NOTE 6 SELLING EXPENSES

Marketing expenses of the subsidiaries have to a large extent been covered by cash and inventories provided by the Parent Company. The Parent Company's receivables from the subsidiaries have been written down in the 1998 result by the same amount as the negative equity in the subsidiaries, SEK 84,1 million. In the year end closing for 1999. 2000 and 2001 this has resulted in reversal of some of the write-downs made



NOTE 7 RESEARCH AND DEVELOPMENT (R&D) COSTS
In the Statements of Operations, R&D costs have been reported as net amounts, after deductions for costs capitalized during the year, in accordance with the following:

                              CONSOLIDATED      PARENT COMPANY
                               2001     2000    2001     2000
Total research and
development costs             26,78    42,789  28,465   40,600
Capitalized research and
development costs                  -        -       -        -
Net                           26,787   42,789  28,465   40,600

Concerning progressive amortization of capitalized R&D costs included in research and development costs, see note 8.


NOTE 8 DEPRECIATION / AMORTIZATION

In the Statements of Operations, the following depreciation / amortization has been included in the cost of goods sold, selling expenses, administrative expenses and research and development costs:

                           CONSOLIDATED       PARENT COMPANY
                           2001      2000    2001      2000
Cost of goods sold          962     1,072     962     1,072
Selling expenses          1,616     3,235     102       378
Administrative expenses     342       552     342       552
Research and
development costs         3,019    14,507   2,165    10,330
Total                     5,939    19,366   3,571    12,332

Included in depreciation / amortization accounted for as research and development costs are amortization of capitalized R&D costs amounting to 0 (10,514) Consolidated and 0 (6,481) in the Parent Company. The year 2000 depreciation / amortization includes a write-down of the Amelin patent by 1,430 in the Parent Company as well as Consolidated. The corresponding depreciation / amortization for year 2001 includes write-downs of the patents for apoptosis and breast regeneration in the Consolidated. Due to the computer equipment being depreciated over an estimated figure useful life of 3 years as from 2000, the year 2000 depreciations were approximately SEK 1,7 million larger than would have been the case if the useful life had still been estimated at 5 years. See note 12 concerning the distribution of depreciation / amortization between the other different kinds of long-term assets.


NOTE 9 OTHER OPERATING INCOME AND EXPENSES

Installments for license agreements regarding a development project for xerostomia are included in the year 2001 operating income at 4,965 in the Parent Company as well as in the Consolidated figure. The Consolidated Other operating income for the year 2001 also includes a lump sum amounting to 10,000 for a license agreement regarding a BioEx development project in non dental wound-healing. The Consolidated Other operating expenses for the year 2001 include 1,200 in royalty expenses to the Swedish Industrial Fund for the latter license agreement as well as 1,447 in administrative expenses in connection with the outlicensing of the wound-healing project. A pensionfee surplus at SPP of 446 was recorded as Other operating income during year 2000. Concerning exchange rate differences see note 1.


NOTE 10 INCOME TAXES

The loss before income taxes consists of the following:
                              2001             2000
Sweden                      -21,132           -88,449
Foreign                      -3,929            12,468
Total                       -25,061           -75,981

Income taxes are distributed as follows:
                              2001             2000
Current
Sweden                          -4               -4
Foreign                        -30             -164
Total                          -34             -168
Deferred
Sweden                           -                -
Foreign                          -                -
Total                          -34             -168

Deferred tax assets on losses have not been recorded.

A reconciliation of the nominal tax expected, 28 %, compared with the Company's effective tax is shown below:

                                                              2001     2000
Expected income tax benefit 1)                               7,017    21,275
Effect of:
Difference in tax rates for foreign subsidiaries               720    -1,645
Losses not currently utilized                               -8,176   -23,091
Utilized losses from earlier years                           1,378     5,585
Non-deductible items                                          -976    -2,294
Non-taxable income                                               3         2
Actual tax according to Statements of Operations               -34      -168

1) Expected income tax benefit is determined by applying the statutory federal Swedish tax rate of 28% to the net loss before tax.

The Company had tax loss carried forward in The Netherlands, Germany, Italy, U.K., Switzerland and U.S., that amounted to 208,649 at December 31, 2001. These tax losses carried forward are, however, still subject to audit and approval by the relevant tax authorities. The applicable tax rates for the foreign subsidiaries are 35% in The Netherlands, 37% in Germany, 40% in Italy, 30% in U.K., 25% in Switzerland and 40% in the U.S. The Company had tax loss carried forward in Sweden that amounted to 279,559 at December 31, 2001. This tax loss carried forward is, however, also subject to audit and approval by the Swedish tax authorities. Under the tax laws of The Netherlands, Germany, Italy, UK and Sweden tax losses carried forward do not expire. For Switzerland the time limit is 7 years and for the U.S. 15 years,


NOTE 11 LOSS PER SHARE

Loss per share has been calculated by dividing the Net loss for the year by the average number of shares. The dilution effects of outstanding options have not been considered as the present values of the exercise prices at each year end have been higher than the net realizable values of the shares.



NOTE 12 ACQUISITION COST OF LONG-TERM ASSETS, ETC.

Capitalized R&D costs
                                      CONSOLIDATED     PARENT COMPANY
                                      2001    2000     2001     2000
Accumulated acquisition cost,
beginning and end of year             -     23,094        -   14,236
Accumulated amortization,
beginning of year                     -    -12,580        -   -7,755
Amortization for the year             -    -10,514        -   -6,481
Accumulated amortization,
end of year                           -    -23,094        -  -14,236
Net book value, end of year           -       -           -        -

Patents
                                     CONSOLIDATED      PARENT COMPANY
                                    2001    2000       2001     2000
Accumulated acquisition
cost, beginning of year1           2,084    8,463     7,694     5,999
Capital expenditure for the year   1,654    3,589       633     1,799
Sales / disposals                   -           0         -      -104
Translation differences
for the year                          52       32         -         -
Accumulated acquisition
cost, end of year                 13,790   12,084     8,327     7,694
Accumulated amortization,
beginning of year                 -4,972   -2,404    -4,314    -1,896
Amortization for the year         -1,170   -1,132    -1,013      -988
Write-downs for the year            -697   -1,430         -    -1,430
Translation differences
for the year                          -3       -6         -         -
Accumulated amortization,
end of year                       -6,842   -4,972    -5,327    -4,314
Net book value, end of year         6,948   7,112     3,000     3,380

Concerning write-downs for the year see note 8.

Plant and machinery
                                    CONSOLIDATED       PARENT COMPANY
                                    2001    2000      2001       2000
Accumulated acquisition
cost, beginning of year            6,940    6,013     6,940     6,013
Capital expenditure for the year     175      984       175       984
Sales / disposals                    -35      -50       -35       -50
Reclassification                       -       -7         -        -7
Accumulated acquisition
cost, end of year                  7,080    6,940     7,080     6,940
Accumulated depreciation,
beginning of year                 -4,780   -3,765    -4,780    -3,765
Sales / disposals                     35       50        35        50
Reclassification                       -        7         -        7
Depreciation for the year           -962   -1,072      -962    -1,072
Accumulated depreciation,
end of year                       -5,707   -4,780    -5,707    -4,780
Net book value, end of year        1,373    2,160     1,373     2,160

Equipment, tools, fixtures and fittings
                                    CONSOLIDATED      PARENT COMPANY
                                    2001    2000       2001     2000
Accumulated acquisition
cost, beginning of year           19,542   18,507    10,111     9,923
Capital expenditure for the year   1,080   1,510        645       485
Sales / disposals                 -1,152   -1,217      -307      -304
Reclassification                       -        7         -         7
Translation differences
for the year                         937      735         -         -
Accumulated acquisition
cost, end of year                 20,407   19,542    10,449    10,111
Accumulated depreciation,
beginning of year                -15,260  -10,254    -7,838    -5,665
Sales / disposals                  1,105      718       308       195
Reclassification                       -       -7         -        -7
Depreciation for the year         -3,111   -5,218    -1,596    -2,361
Translation differences
for the year                        -776     -499         -         -
Accumulated depreciation,
end of year                      -18,042  -15,260    -9,126    -7,838
Net book value, end of year        2,365    4,282     1,323     2,273


NOTE 13 SHARES IN SUBSIDIARIES

                                           Registration    Nr.    Number   Holding
Book value
Bioventures BV, Amsterdam,
   The Netherlands                            59621           400       100%  11,452
Biora Benelux Dental Products
   BV, Amsterdam, The Netherlands 1)         261502             -       100%       -
Biora GmbH, Bad Homburg, Germany                HBR         55841       100%     237
Biora SA Ltd, Johannesburg,
   South Africa                         96/06582/07       360,000       100%       -
Biora Inc, Chicago, U.S.                  364104072         1,000       100%       7
Biora Srl, Milan, Italy                  60630/1997        20,000       100%      89
Biora Limited, London, UK                   3399381             2       100%       0
Biora AG, Zurich, Switzerland         CH02030200827           200       100%       0
Biora Option AB, Malmo, Sweden          556555-0729         1,000       100%     100
Biora BioEx AB, Malmo, Sweden           556566-6202         1,000       100%     100
Total                           11,985

1) Subsidiary of Bioventures BV

The book value of the shares in Biora Srl has been written down by 1,143, an amount corresponding to the shareholders' contribution made by the Parent Company during 2001. The book value of the shares in Biora AG has been written down by 526 during 2001, since as from March 2001 Biora has been selling through an external distrubutor on the Swiss market.


NOTE 14 RECEIVABLES FROM GROUP COMPANIES

The Parent Company's receivables from the subsidiaries have been written down by the same amount as the negative equity in the subsidiaries, see note 6.



NOTE 15 OTHER LONG-TERM RECEIVABLES

                                     CONSOLIDATED         PARENT COMPANY
                                      2001    2000       2001      2000
Opening balance                      2,553      -6      2,300        -6
Employee loans repaid               -1,920       -     -1,920         -
Deposits repaid                          -     -14          -       -13
Deposits expensed                        -      30          -         -
Capital value of paid pension
insurance fees in Germany              -15       9          -         -
Translation differences
for the year                            16   2,553          -     2,300
Closing balance                        634   2,572        380     2,281



NOTE 16 OTHER CURRENT RECEIVABLES

                                    CONSOLIDATED         PARENT COMPANY
                                      2001    2000       2001      2000
Tax receivables                        109     678          -       663
V.A.T.                               3,411   1,548      2,500       895
Receivables from employees               0      59          5        48
Receivable from SPP                      0     250          -       250
Other current receivables                0      83         53        43
Total                                3,520   2,618      2,558     1,899



NOTE 17 PREPAID EXPENSES AND ACCRUED INCOME

                                      CONSOLIDATED       PARENT COMPANY
                                      2001    2000       2001      2000
Prepaid leasing and property
rental expenses                      1,111   1,012      1,111     1,012
Prepaid insurances                     642     482        362       281
Prepaid marketing expenses             255     352         17       126
Prepaid travel expenses                 72      60          1        60
Other prepaid expenses                 780     739        502       280
Accrued installment for
   license agreement                 2,263       -      2,263         -
Accrued interest income                 19      48         19        48
Total                                5,142   2,693      4,275     1,807



NOTE 18 CASH AND CASH EQUIVALENTS

                                      CONSOLIDATED       PARENT COMPANY
                                      2001    2000       2001      2000
Bank deposits                       25,951  40,000     25,951    40,000
Cash and banks                      25,520  13,755     13,955     7,088
Total                               51,471  53,755     39,906    47,088

The following amounts were invested short-term at a fixed rate of interest:
                                              Period                     Amount
Foreningssparbanken AB
Treasury Bill                    December 21, 2001 - January 16, 2002    25,951
Total                                                                    25,951

As per December 31, 2001, as well as per December 31, 2000, Biora GmbH had unutilized bank overdraft facilities amounting to DEM 30,000.


NOTE 19 SHAREHOLDERS' EQUITY

                                    Restricted equity                                Accumulated loss
                                                   Share
                         Number of      Share      premium      Translation      Accumu-    Translation       Total
Consolidated                shares     capital     reserve      differences    lated loss    differences
Balance at December
  31, 2002              21,203,800        848     144,559           303         -90,345        -4,450        50,915
Allocation for loss
  in the Parent Company                           -79,874                        79,874                           0
Earlier received option
  premiums matured                                                                5,320                       5,320
Option premiums                                    1,016
  received* 1,106
Issuance of new shares   2,550,000        102     23,703
23,805
Change in translation
  differences                                                       207                         -388           -181
Net loss for the year                                                           -25,095                     -25,095
Balance at December 31,
  2001                 23,753,800        950      89,494            510         -30,246        -4,838        55,870


                                  Restricted equity                                     Accumulated loss
                                                   Share
                         Number of      Share      premium                       Accumu-                      Total
Parent Company              shares     capital     reserve                     lated loss
Balance at December
  31, 2002              21,203,800        848     144,559                       -79,874                      65,533
Allocation for loss
  in the Parent Company                           -79,874                        79,874                           0
Earlier received option
  premiums matured                                                                5,320                       5,320
Option premiums                                    4,880                                                      4,880
  received*
Issuance of new
  shares                 2,550,000        102     23,703                                                     23,805
Group contribution
  received                                                                       1,318                        1,318
Net loss for
  the year                                                                     -28,688                      -28,688
Balance at December 31,
  2001                 23,753,800        950      93,268                       -22,050                       72,168

_______
* 186 out of the Consolidated figure of 1,106 and 2,000 out of the Parent Company figure of 4,880 were included in long-term liabilities as of December 31, 2000, see note 20.


The par value of an Ordinary Share is SEK 0,04. On January 24, 1997, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 500 principal amount of subordinated debentures at an interest rate of 7% with 560,000 accompanying warrants to Euroventures Nordica. On the same date, Biora and Euroventures Nordica entered into an agreement (the "Key Employee Incentive Plan") pursuant to which Euroventures Nordica agreed to offer all the warrants to officers and other key employees of the Company. These key employees were required to purchase the warrants at their fair value at the grant date using the Black- Sholes valuation model. All of the 560,000 warrants were subscribed for. Also Non-employee members of the Board of Directors also held warrants. Each warrant entitled the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 70,00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The warrants were exercisable for Ordinary Shares at any time up until January 31, 2001. None of these warrants were exercised. See also note 20.

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 50 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant date using the Black-Sholes valuation model. Employees of the Company have subscribed for 89,250 (89,250) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130,00. The warrants are exerciseable for Ordinary Shares at any time during May 2002. If all of these warrants are fully exercised, the total number of shares outstanding will increase to 23,953,800. See also note 20.

On June 12, 2001, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 100,00 principal amount of subordinated debentures with 800,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora.

Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 255,500 warrants of this program.
Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 17,00. The warrants are exerciseable for Ordinary Shares from October 1, 2003, to September 30, 2004. If all of these warrants are fully exercised, the total number of shares outstanding will increase to 24,753,800.

In the Parent Company the 2,880 in option premiums received for this warrant program, 800,000 warrants a SEK 3,60, have been accounted for as restricted equity. As per December 31, 2001, the employees of the Company had subscribed for 255,500 warrants. Accordingly 920 have been accounted for as Consolidated restricted equity.



NOTE 20 LONG-TERM LIABILITIES

The only interest-bearing liabilities of both the Parent Company and the Company are disclosed as Liabilities to credit institutions. On December 31, 2000, they amounted to 2,400. These liabilities were fully repaid in December 2001 in connection with the outlicensing of the woundhealing project to Molnlycke Healthcare. The 2,400 represented first payment of the total conditional loan of SEK 15 million, granted by the Swedish Industrial Fund for the project "Emdogain for extra-oral woundhealing applications". In addition to interest (at the official discount rate plus 2,5%) the Swedish Industrial Fund is entitled to a royalty based on net sales as follows:

- 3% of the net sales from the product, from raw material, chemicals, components etc for the product and from services related to the product, - 12% of all revenues from agreements concerning option to or concerning grant of licence to produce or sell the product, components, chemicals, etc for the product as well as services related to the product, - When the Parent Company has paid royalties totalling 167% of the loan obtained from the Swedish Industrial Fund the above mentioned royalty rates shall be reduced from 3 to 0.5% and from 12 to 2.4% respectively.

- The royalty right of the Swedish Industrial Fund expires four calendar years after the calendar year when the Parent Company has repaid the outstanding loan including accrued interest, however not before December 30, 2010.

Other long-term liabilities amounting to 5,320 in the Parent Company and Consolidated as per December 31, 2000, applied to option premiums received from the warrant program approved in January 1997, 560,000 warrants a SEK 9,50. None of these warrants were exercised as per January 31, 2001, hence the 5,320 were transferred to non-restricted equity, see note 19. Other long-term liabilities amounting to 2,000 in the Parent Company as per December 31, 2000, applied to option premiums received from the warrant program approved in April 1998, 200,000 warrants a SEK 10,00. The Consolidated other long-term liabilities as per December 31, 2000, 186, applied to these warrants which so far have been subscribed for by the employees of the Company. The Parent Company amount, 2,000, and the Consolidated amount, 186, have been reclassified to unrestricted equity as per December 31, 2001, see note 19.



NOTE 21 OTHER CURRENT LIABILITIES

                                    CONSOLIDATED    PARENT COMPANY
                                    2001     2000    2001     2000
Employee withholding taxes         1,321    1,138     916      918
V.A.T.                             2,589      767   1,970        -
Liabilities to customers             203      161      25        5
Other current liabilities             62       84      10       11
Total                               4,175   2,150   2,921      934

Biora had no short-term interest-bearing liabilities either on December 31, 2001, nor on December 31, 2000,



NOTE 22 ACCRUED EXPENSES

                                    CONSOLIDATED    PARENT COMPANY
                                    2001     2000    2001     2000
Accrued personnel-related
expenses                           6,102    8,971   3,985    6,017
Accrued administrative
expenses                           3,814    2,574   2,829    1,924
Accrued R&D costs                  3,265    2,104   2,359    1,407
Accrued marketing expenses         1,771    2,477     901    1,015
Accrued royalty expenses           8,276    4,062   1,242       16
Other accrued expenses               854      681     425      444
Total                             24,082   20,869  11,741   10,823



NOTE 23 OPERATING LEASES

The Company leases certain plants and equipment in accordance with leasing contracts which expire in the year 2005.

The majortity of the material leasing contracts concern rental of offices. The total amount of future minimum rental commitments on December 31, 2001, pertaining to office rental agreements is detailed below.

YEAR              CONSOLIDATED                  PARENT COMPANY
2002              4,430                              3,891
2003              4,410                              3,871
2004              1,206                              667
2005              429                                -
Total             10,475                             8,429

In 2001 the corresponding office rent expenses amounted to 5,404
Consolidated and 3,779 in the Parent Company.

The office rental agreements include conditions concerning index regulation of the rent and in some case regulation of the rent due to increase in direct property expenses and taxes. There are options to extend all office rental agreements. There are no restrictions in consequence of the office rental agreements

Remaining leasing contracts concern leasing of cars, copying machines and other office equipment. The total amount of future minimum rental commitments on December 31, 2001, pertaining to car and office equipment leasing agreements are listed below.


YEAR              CONSOLIDATED                       PARENT COMPANY
2002              1,642                              1,214
2003              1,187                              1,007
2004              279                                171
2005              30                                 30
Total             3,138                              2,422

In 2001 the corresponding leasing expenses amounted to 2,005 Consolidated and 1,403 in the Parent Company.



NOTE 24 COMMITMENTS

In addition to the agreements concerning operating leases mentioned in note 23, the Company has entered into research and development agreements, agreements with sub-contractors and agreements concerning purchases of other services. In 2001 the expenses for these agreements amounted to 17,575 Consolidated and 15,644 in the Parent Company. The total amount of future expense commitments on December 31, 2001, pertaining to these agreements is detailed below

YEAR              CONSOLIDATED                       PARENT COMPANY
2002              6,713                              5,381
2003              278                                189
Total             6,991                              5,570

From 1989 to 1992, Astra was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, Astra, the Company and certain of the Company's other shareholders signed an agreement under the terms of which Astra withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and Astra. As a part of the final settlement with Astra, it was agreed that, until December 31, 2009, Astra would receive a royalty of 2,5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain ownedby the Company as at December 31, 1992. For 2001 the above royalty amounted to 2,683 (2,167).

In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of totally 15% of Biora's invoiced sales to the new external distributor in South Africa during the years 1999-2001 and a royalty of 10% of these sales in the years 2002-2003. For 2001 this royalty amounted to 26 (16).

During the year 2000 the Parent Company acquired the rights to a patent-protected pharmaceutical project for treating dry mouth (xerostomia). In the purchase agreement the Parent Company made a commitment to pay a royalty of 3% of the Net Sales Price of the products based on the acquired rights. If the sales rights of the products are out licensed, the royalty commitment of the Parent Company amounts to 3% of the Net Sales Price of the licensees. See note 20 concerning commitments in connection with the conditional loan from the Swedish Industrial Fund.



NOTE 25 PLEDGED ASSETS AND CONTINGENT LIABILITIES

On September 30, 1996, Euroventures Nordica made a conditional shareholders' contribution of SEK 7,510,052 to Biora by converting outstanding loans, including accrued interest, with a total capital debt of SEK 7,160,419 and accrued interest of SEK 349,633. The shareholders' contribution is conditional in that it must only be repaid to Euroventures Nordica if the Company has sufficient reserves to pay a dividend, and such repayment is in turn conditional on the Annual General Meeting's decision regarding repayment to shareholders.
The Parent Company's contingent liability pertains mainly to the shareholders' contribution described above.


NOTE 26 U.S. GAAP INFORMATION

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to the reported consolidated net loss and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

                                                    2001              2000
Net loss under Swedish GAAP                      -25,095           -76,149
Capitalization of certain R&D costs (a)             -589            -1,355
Reversal of R&D expenses (b)                         932            11,349
Amortization of patents (c)                          519                 -
Hedging of future cash flows (g)                     -83               378
Receivable from SPP concerning
pensionfee surplus (i)                               250              -250
Net loss under U.S. GAAP                         -24,066           -66,027
Basic EPS (d)
Net loss per Ordinary Share                        -1,09             -3,11
Net loss per ADS                                   -2,19             -6,23
Diluted EPS (d)
Net loss per Ordinary Share                        -1,09             -3,11
Net loss per ADS                                   -2,19             -6,23


Shareholders' equity under Swedish GAAP           55,870            50,915
Capitalization of certain R&D costs (a)           -2,159            -2,503
Amortization of patents (c)                       -1,196            -1,715
Conditional shareholders' contribution (f)        -7,510            -7,510
Hedging of future cash flows (g)                    -357              -274
Option premiums received (h)                           -             5,506
Receivable on from concerning
pensionfee surplus (i)                                 -              -250
Shareholders' equity under U.S. GAAP              44,648            44,169

(a) Capitalization of certain R&D costs
In accordance with Swedish GAAP, the Company has capitalized certain R&D costs. Equipment solely intended for R&D purposes is reported as tangible long-term assets. According to U.S. GAAP, R&D costs are expensed as incurred.

(b) Reversal of R&D expenses
According to Swedish GAAP, capitalized R&D costs are amortized over their estimated useful lives. Since such costs have been previously expensed for U.S. GAAP purposes, amortization of capitalized R&D costs recorded for Swedish GAAP purposes is reversed in the reconciliation to U.S. GAAP.

(c) Amortization of patents
The Company commences the amortization of patents when the products relating to the patents are fully commercially available. Under U.S. GAAP amortization of patents should commence at the date of acquisition.

(d) Basic / Diluted EPS
In March 1997 the Financial Accounting Standards Boards ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which established new standards for computing and presenting earnings per share. SFAS No. 128 has been applied in the computation of net loss per Ordinary Share (basic EPS), net loss per ADS and net loss per Ordinary Share (diluted EPS). Net loss per Ordinary Share has been calculated on the basis of the weighted average number of shares outstanding, 22,014,211 (21,203,800).
Net loss per ADS is based upon a ratio of two Ordinary Shares to each ADS, The impact of options (see note 19) has not been taken into consideration, as the effect would be antidilutive.

(e) Income taxes
The Company accounts neither for any deferred tax liability resulting from untaxed reserves nor account for any other deferred taxes, since the amounts concerned are immaterial. The Company has not recorded any deferred tax benefits from tax loss carry forwards and does not have any deferred tax liabilities recognized for Swedish purposese. Under U.S. GAAP, deferred taxes are established on all differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized.
There is no effect on earnings or shareholders' equity of the Company due to differences between Swedish GAAP and U.S. GAAP for deferred income taxes. A valuation allowance has been established for U.S. GAAP purposes for all of the Company's gross potential deferred tax assets (including the tax effect of U.S. GAAP adjustments) due to a history of losses from operations of the Company. The following table summarizes the components of the Company's deferred taxes for U.S. GAAP purposes:


                                                     2001              2000
Gross deferred tax assets:
Tax loss carried forward                          153.641           136,916
Capitalized costs for tax purposes                      -                 -
Total                                             153.641           136,916
Less valuation allowance                         -153.641          -136,916
Net deferred tax assets                                 -                 -

(f) Conditional shareholders' contribution
The conditional shareholders' contribution increases shareholders' equity under Swedish GAAP. Under U.S. GAAP such shareholders' contribution is classified outside of Shareholders' equity due to the conditional nature of the potential repayment.

(g) Hedging of future cash flows
Under Swedish GAAP unrealized gains and losses on forward exchange contracts that are used to hedge anticipated transactions are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. Under U.S. GAAP such unrealized gains and losses may be deferred only for firm commitments.

(h) Option premiums received
As per December 31,2000, option premiums received regarding not yet exercised options were accounted for as long-term liabilities. As per December 31,2001, option premiums received regarding not matured and not yet exercised options were reclassified to restricted equity.
Under U.S. GAAP option premiums are disclosed as equity.

(i) Receivable from SPP concerning pensionfee surplus
A pensionfee surplus at SPP has been disclosed as Other operating income in accordance with Swedish GAAP. Under U.S. GAAP such pensionfee surplus can only be accounted for as income if cash has been received by the Company,


Malmo March 15, 2002


Per Wahlstrom                Nils Bohlin    Lars Hammarstrom    Lars Ingelmark
Chairman of the Board


Jan Kvarnstrom               Per Lojdquist  Lars Sponberg       Christer Testen


Donna Janson
President and Chief Executive Officer


Our auditor's report was submitted on March 18, 2002

KPMG

Alf Svensson
Authorized Public Accountant



AUDIT REPORT

TO THE GENERAL MEETING OF THE SHAREHOLDERS OF BIORA AB (publ)
Corporate identity number 556289-8998

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Biora AB for the year 2001. These accounts and the administration of the company are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below,

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the loss for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Malmo, March 18, 2002
KPMG


Alf Svensson
Authorized Public Accountant



BOARD OF DIRECTORS

[All Photographs Omitted]

Per Wahlstrom, Chairman
b. 1946|No of shares: 0|No of options:0

Per Wahlstrom has been Chairman of the Board since 1994 and a Board member since 1987. He is also responsible for corporate management. Per Wahlstrom has extensive experience with venture capital funds, and since 1985 has managed the operations of Euroventures Nordica funds. He is the Chairman of the Board of Primus AB, and a board member of Studsvik AB and Volvo Technology Transfer AB, among others.


Lars Hammarstrom
b. 1936|No. of shares: 805,900|No. of options: 0

Lars Hammarstrom is one of the founders of Biora and has been a Board member since the company's incorporation. He is responsible for overseeing research and development. Since 1975, he has been Professor of Oral Pathology at the Karolinska Institute (KI) in Stockholm and was CEO of the Centre of Oral Biology at KI. Lars Hammarstrom has received several internationally recognized awards. Among the distinguished awards he has received is an Honorary Doctorate from the University of Turku, Finland.


Svein G. Eskedal*
b. 1951|No. of shares: 142,000|No. of options: 0

Svein G. Eskedal has been a member of the Board since 1997. He is Chairman of the Audit Committee and is responsible for economic and financial matters. Svein G. Eskedal is an independent consultant providing corporate advisory services, and has broad experience as a board member on several companies in various industries.

* Svein G. Eskedal resigned from the Board as from March 2002


Per Lojdquist
b. 1949|No. of shares: 2,000|No. of options: 0

Per Lojdquist has been a Biora Board member since 1997, and is responsible for overseeing corporate communications and investor relations. He is a Senior Vice President of AB Volvo and is responsible for corporate communication and investor relations, and a member of the Group's executive committee. Per Lojdqvist is a board member of the Swedish Association for Share Promotion and Nilorngruppen AB, among others.


Nils Bohlin
b. 1952|No of shares: 0|No of options:0

Nils Bohlin has been a member of Biora's Board of Directors since January 2002. He is Executive Vice President at Arthur D. Little (ADL), where he is involved on a global basis within the Health Care sector focusing on strategies and organization.
Nils Bohlin leads ADL's global biotechnology initiative, which consists of a network of consultants in the area of Life Science.


Lars Spongberg
b. 1946|No. of shares: 0|No. of options: 0

Lars Spongberg has been a member of the Board since January 2002. He is a partner at Nordic Capital and is a board member of Allgon AB, Munters AB, Addtech AB, Skyways Holding AB, Gyros AB, Aero Crine AB as well as in several Nordic Capital portfolio companies.


Lars Ingelmark
b. 1949|No. of shares: 1,000|No. of options: 0

Lars Ingelmark has been a Board member since 1999. Since 1998 he has held the position of Managing Director of Life Science Ventures at The National Pension Insurance Fund, Sixth Fund Board. He has broad experience in pharmaceuticals and has held leading positions in the industry, including Senior Vice President in the Management Group of Kabi Pharmacia and Pharmacia & Upjohn. Lars Ingelmark was Chairman of the Swedish Pharmaceutical Industry Society for several years. He currently participates on several boards, Karo Bio AB, Capio AB, Molnlycke Health Care AB., Nycomed A/S and A. Carlsson Research AB.


Christer Testen
b. 1943|No. of shares: 0|No. of options: 0

Christer Testen has been a member of the Board since May 2001 and is responsible for overseeing marketing matters for the Board. He has extensive experience within the pharmaceutical industry, most recently as CEO of Astra's subsidiary in Australia. In addition, Christer Testen is a board member for several other companies and organizations, including Arexis AB and Berzelius Science Park AB, Linkoping.


Jan Kvarnstrom
b. 1948|No. of shares: 0|No. of options: 0

Jan Kvarnstrom has been a member of the Board since January 2002. He is Chairman of the Board of Castellum AB. He is also a member of the boards of Swedecarrier AB, Posten AB, Nobel Biocare AB, Geveke B.V. and Doxa Certex AB among others. Jan Kvarnstrom was previously CEO of Securum and Esselte.


Lennart Jacobsson
b. 1955|No. of shares: 200|No. of options: 0

Lennart Jacobsson has been deputy Board member of Biora since 1987. He is a partner and employee of Euroventures Management. Lennart Jacobsson is currently President of Swedestart Management, which operates several venture capital companies. He is also a board member of several other companies including Chairman of the Board of Multichannel Instrument AB.


Designated Auditor
KPMG

Accountable:

Alf Svensson
b. 1949|Company Auditor since 1996.


Shareholding information reported is valid as of December 31, 2001 and includes the holdings of family members, spouses or closely related companies.

MANAGEMENT GROUP

[All Photographs Omitted]

Donna Janson
President and Chief Executive Officer
b. 1954|No. of shares: 0|No. of options: 0

Donna Janson has held the office of President and Chief Executive Officer of Biora since January 2002. She began her tenure with the company in 1996 as President of Biora Inc.,Biora's Sales and Marketing organization in the United States. Prior to her employment at Biora, Donna Janson was Vice President of Marketing in the US for Nobel Biocare, and Director of Sales at Nobelpharma Canada Inc.


Tommie Johansson
Director, Investor Relations and Corporate Communications
b. 1952|No. of shares: 0|No. of options: 10,000

Since November 2000, Tommie Johansson has been Director of Investor Relations and Corporate Communications at Biora. He has been active for more than twenty years in the pharmaceutical industry where he has held a variety of positions including Director of Investor Relations at Pharmacia & Upjohn in Sweden, as well as international marketing positions at Pharmacia and Astra Zeneca.


Kerstin Palsson
Chief Financial Officer
b. 1957|No. of shares: 500|No. of options: 0

Kerstin Palsson has been CFO since January 2002 and was previously Group Controller since March 1997. She holds a Bachelor's degree in Business Administration from the University of Lund and was a certified public accountant before joining Biora.


Stina Gestrelius
Director, R&D and Regulatory Affairs
b. 1949|No. of shares: 63,400|No. of options: 15,000

Stina Gestrelius has been Director of Research and Development and Regulatory Affairs since 1988. She holds a Master's degree in chemical engineering and a Ph.D. in biochemical engineering. Stina Gestrelius has many years of experience as a senior executive in medical research and development in the corporate sector, including positions at Ferring AB and Novo Nordisk A/S.



Lars Heijl
Medical Director
b. 1945|No. of shares: 0|No. of options: 0

Lars Heijl has been Medical Director at Biora since April 1996. He has extensive international experience and knowledge in the field of periodontics. Lars Heijl holds a Ph.D. in periodontal research from the University of Gothenburg and has several years of experience as project leader and dental expert at Astra.


Christer Tingnell
Director of Marketing
b. 1965|No. of shares: 9,600|No. of options: 5,000

Christer Tingnell has been Director of Marketing since January 2002 and he has held the position of Global Brand Director since May 2001. He has held various marketing and sales positions in the Swedish and international pharmaceutical business for more than 10 years, at companies such as Novartis and AstraZeneca.

The stated holdings are as of December 31, 2001 and include holdings of spouses, family members or closely related companies. Stated options mature during the period October 1, 2003 to September 31, 2004.


THE SHARE AND SHAREHOLDERS

Background

Biora's shares were listed on the O-list of Stockholm Stock Exchange on February 10, 1997. Biora shares were also listed on the US Nasdaq National Market on February 4, 1997, whereby two shares were represented by one American Depository Share (ADR). On January 31, 2002, Biora delisted its ADRs from the Nasdaq Exchange and since February 1st, the ADRs are quoted on the Over-the-Counter (OTC) Market. The bid and asking prices on this market are published and distributed by Pink Sheets LLC. The principal reason for voluntarily delisting from the Nasdaq National Market was that the company did not comply with Nasdaq's new quantitative listing standards for minimum equity requirements, which became effective June 29, 2001. Biora remains a registrant under the US Securities Exchange Act of 1934. The company's ordinary shares, listed on the "O-list" of the Stockholm Stock Exchange, are not affected by the Nasdaq delisting.


Share Capital

In August 2001, Biora AB completed a new share issue of 2,550,000 shares. After the offering, the company has a total of 23,753,800 shares outstanding. The nominal value of each share is SEK 0.04. Biora share capital following the offering amounts to SEK 950,152. All shares entitle the holder to one vote and carry equal rights to share in the company's assets and income.


Ownership Structure

At the end of 2001, Biora AB had approximately 11,300 shareholders, an increase of approximately 1,800 shareholders compared with end of 2000. The largest single shareholder is The National Pension Insurance Fund, Sixth Fund Board, with 20.0 percent of capital and votes. During 2001, Euroventures Nordica I. B.V. distributed its Biora AB holdings to its shareholders. An analysis of shares held by investors showed that some 60 percent of shares are owned by Swedish investors, 37 percent by investors from other European countries, and 3 percent by American investors.

[GRAPHIC OMITTED]


Dividend Policy

Since Biora has yet to yield a profit, there has been no distribution of share dividends. The Board proposes no distribution of dividends for 2001.

In September 1996, Euroventures Nordica I.B.V. made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 through the conversion of outstanding loans, including accrued interest of SEK 349,633. To the extent that Biora has funds available for distribution, and on condition that the shareholders at the annual meeting so direct, Biora will make repayments of these funds to Euroventures Nordica in accordance with the terms of the capital contribution.


Financial Analysts Covering Biora

Alfred Berg, Handelsbanken Securities, JP Nordiska, Swedbank.


THE TEN LARGEST SHAREHOLDERS AS AT DECEMBER 31, 2001

                                        Number of shares    Percent

The National Pension Insurance Fund,
  6th Fund Board                            4,715,940        20.0
Euroventures Nordica                        1,451,919         6.1
RBSI Custody Bank                           1,072,721         4.5
Lars Hammarstrom and family                   805,900         3.4
Christiania Bank og  Kreditkasse              732,543         3.0
Bank of New York (as ADR depositary)          584,180         2.4
Pensionskassen for Varksteds                  300,000         1.3
Reabourne Melin Life Science                  250,000         1.1
Clearstream Banking                           249,720         1.1
Haandvaerkebanken                             165,640         0.7
Others                                     13,425,237        56.4
Total                                      23,753,800      100.00


CHANGES IN SHARE CAPITAL


Year     Transaction       Increase in       Increase in      Total share      Number of      Total value
                           number of shares  share capital     capital          shares          per share


1986     Incorporation                  500     50,000            50,000            500            100.00
1988     New share issue                215     21,500            71,500            715            100.00
1988     New share issue                 55      5,500            77,000            770            100.00
1989     New share issue                 95      9,500            86,500            865            100.00
1995     New share issue                203     20,300           106,800          1,068            100.00
1995     Split 10:1                   9,612          -           106,800         10,680             10.00
1996     Split 10:1                  96,120          -           106,800        106,800               1.0
1996     Conversion of loan          18,600     18,600           125,400        125,400               1.0
1996     New share issue             16,665     16,665           142,065        142,065               1.0
1996     Bonus share issue          426,195    426,195           568,260        568,260               1.0
1996     Split 25:1              13,638,240          -           568,260     14,206,500              0.04
1997     New share issue          6,997,300    279,892           848,152     21,203,800              0.04
2001     New share issue          2,550,000    102,000           950,152     23,753,800              0.04


FIVE YEARS IN REVIEW AND KEY RATIOS
Consolidated


Consolidated (TSEK)                                      1997          1998 1)         1999           2000          2001
---------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS

Net sales                                                  16,499       50,119       73,556         89,160          110,677
Cost of goods sold                                         -5,533      -10,864      -15,470        -21,148          -22,797
Gross profit                                               10,966       39,255       58,086         68,012           87,880
----------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                       -83,003     -111,755     -109,288       -103,824          -99,878
Research and development costs 2)                         -21,207      -39,980      -41,597        -42,789          -26,787
Other operating income and expenses 3)                       -475       40,952          994           -110           12,321
Capitalized R&D costs                                         914            -            -              -                -
Loss from operations                                      -92,805      -71,528      -91,805        -78,711          -26,464
----------------------------------------------------------------------------------------------------------------------------
Loss after financial items                                -75,406      -59,956      -86,585        -75,981          -25,061
----------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                     -75,358      -59,998      -86,739        -76,149          -25,095
----------------------------------------------------------------------------------------------------------------------------

BALANCE SHEETS

Long-term assets                                           42,096       40,177       29,950         16,107           11,320
Other current assets                                       10,928       19,961       19,982         21,362           29,331
Cash and cash equivalents                                 286,310      187,048      112,804         53,755           51,471
Total assets                                              339,334      247,186      162,736         91,224           92,122
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                      277,935      213,970      127,406         50,915           55,870
Long-term liabilities                                       5,642        5,872        5,949          8,167              305
Short-term liabilities                                     55,757       27,344       29,381         32,142           35,947
Total shareholders' equity and liabilities                339,334      247,186      162,736         91,224           92,122
----------------------------------------------------------------------------------------------------------------------------


KEY RATIOS

Gross margin, % 4)                                           66.5         78.3         79.0           76.3             79.4
Return on capital employed, % 5)                            -53.2        -40.0        -50.7          -83.7            -45.5
Return on equity, % 6)                                      -58.1        -40.0        -50.8          -85.4            -47.0
Equity/assets ratio, % 7)                                    81.9         86.6         78.3           55.8             60.6
Net debt/equity ratio, % 8)                                -103.0        -87.4        -88.5         -100.9            -92.1
Total equity                                              277,935      213,970      127,406         50,915           55,870
Average number of shares outstanding(000s) 9)              20,571       21,204       21,204         21,204           22,014
Equity per share, SEK 9)                                    13.51        10.09         6.01           2.40             2.54
Loss per share, SEK 9)                                      -3.66        -2.83        -4.09          -3.59            -1.14
Cash flow per share, SEK 10)                                13.66        -4.68        -3.50          -2.78            -0.10

1) Return on capital employed and return on equity 1998 have been adjusted for the effect of the nonrecurring revenue from Seikagaku Corporation.

2) In R&D-costs 1998 are included MSEK 6.3 in remuneration to Eastham
Corporation Ltd in connection with the registration of Emdogain in the U.S.
Amortizations of capitalized R&D-costs are included in R&D-costs by MSEK
1.0 1997, MSEK 2.9 1998, MSEK 8.6 1999 and MSEK 10.5 2000. The capitalized
R&D-costs were fully amortized as per December 31 2000.

3) In 1998 a nonrecurring revenue from Seikagaku Corporation of MSEK 39.4 is included in Other operating income and royalty expense to Astra of MSEK 1.0 on this revenue is included in Other operating expenses. In the 2001 Other operating income are included installments for a licence agreement regarding a development project for xerostomia by MSEK 5.0 as well as a lump sum amounting to MSEK 10.0 for a licence agreement regarding a BioEx development project in wound-healing (non dental). In the 2001 Other operating expenses are included MSEK 1.2 in royalty expense to the Swedish
Industrial Fund for the latter licence agreement as well as MSEK 1.4 in administrative expenses in connection with the outlicencing of the wound-healing project.

4) Gross profit divided by net sales.

5) Operating income plus financial income divided by average total assets
(total assets less non-interest-bearing operating liabilities including deferred taxes).

6) Net loss divided by average equity.

7) Shareholders' equity divided by total assets.

8) Interest-bearing liabilities less cash and cash equivalents divided by shareholders' equity.

9) Loss per share has been calculated by dividing the loss for the year by the average number of shares. Since the present value of the options' exercise prices are higher than the net realizable value of the shares, the loss per share before and after dilution is the same.

10) Net change in cash and cash equivalents the respective year divided by the average number of shares in accordance with note 9).




The annual report may contain certain information and claims regarding the company's products that are not approved by the United States Food and Drug Administration.

Biora AB has registered the Emdogain(R) and PrefGelTM trademarks. In the present Annual Report, trademark registration is only mentioned here.

This report may contain certain forward-looking statements that refer to future events or future business and financial performance. Such statements may only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are discussed more fully in periodic reports filed with the Securities and Exchange Commission.

The Bank of New York maintains a Global BuyDIRECT plan for Biora AB. For additional information please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at +1-888-269-2377:
The Bank of New York, Shareholder Relations Department - Global
BuyDIRECTsm, Church Street Station, P.O. Box 11258, New York, NY
10286-1258, USA.


ADDRESSES

Parent Company/Nordic Sales Office
Biora AB
Medeon Science Park
SE-205 12 Malmo
Tel. +46-40-32 13 33
Fax +46-40-32 13 55
e-mail info@biora.com
www.biora.com

Investor Relations
Tommie Johansson
Tel. +46 40-32 13 65
Mobile + 46 703 22 13 65
e-mail tommie.johansson@biora.com

Germany
Biora GmbH
Audenstr. 2-4
DE-61348 Bad Homburg v. d. H
Tel. +49-6172 9026 0
Fax +49-6172 9026 26
medinfo@biora.de

US
Biora, Inc.
415 North LaSalle Street
Suite 615
Chicago, IL, 60610
Tel. +1-312 832 1414
Fax +1-312 832 1429

Japan
Seikagaku Corporation
Oral Care Department
1-5, Nihonbashi-honcho
2-chome, Chuo-ku
Tokyo 103-0023
Japan
Tel: +81-3-3270 0990
Fax: +81-3-3270 0523
ocare@seikagaku.co.jp



DESIGN:  BYSTED AB, Malmo
PRINT:   Rahms i Lund
PHOTOS:  Lasse Davidsson, Thomas Tolstrup,
         BAM, Corbis, Getty Images